EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

DUNDEE HOLDING, INC.,

DUNDEE MERGERCO, INC.

and

DONCASTERS GROUP LTD.,

as Guarantor

and

FASTECH, INC.

and

Charles E. Corpening II,

as Stockholder Representative

dated as of February 23, 2007

5.1.	Access; Information and Records; Confidentiality	40

5.2.	Regulatory Approvals	41

5.3.	Employee Benefits Matters	43

5.4.	Fees and Expenses	44

5.5.	Directors’ and Officers’ Indemnification and Insurance	44

5.6.	Public Announcements	46

5.7.	Notices of Certain Events	46

5.8.	Tax Matters	46

5.9.	Senior Subordinated Notes	48

5.10.	Consents	48

5.11.	Cooperation; Further Assurances	49

5.12.	Textron; Acraline	49

5.13.	Real Property	49

ARTICLE VI	CONDITIONS PRECEDENT	50

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	50

6.2.	Additional Conditions to Obligations of Parent and Merger Sub	50

6.3.	Additional Conditions to Obligations of the Company	52

ARTICLE VII	TERMINATION AND AMENDMENT	52

7.1.	Termination	52

7.2.	Effect of Termination	53

7.3.	Extension; Waiver	54

ARTICLE VIII	INDEMNIFICATION; ESCROW	54

8.1.	Survival of Representations, Warranties and Agreements	54

8.2.	Claims	54

8.3.	Escrow Arrangements	58

8.4.	Other Limitations	60

8.5.	Environmental Matters	61

8.6.	Stockholder Representative; Approval of Holders of Company Common Stock	64

8.7.	Purchase Price Adjustment	65

ARTICLE IX	GENERAL PROVISIONS	65

9.1.	Notices	65

9.2.	Interpretation	66

9.3.	Counterparts	67

9.4.	Entire Agreement	67

9.5.	No Third-Party Beneficiaries	67

9.6.	Assignment	67

9.7.	Amendment and Modification	67

9.8.	Enforcement; Jurisdiction	67

9.9.	Waiver of Jury Trial	68

9.10.	Company Disclosure Schedule	68

9.11.	No Recourse to Affiliates	68

9.12.	Governing Law	68

9.13.	Severability	68

9.14.	Mutual Drafting	69

9.15.	Definitions	69

9.16.	Guarantee by the Guarantor	78

EXHIBITS

Exhibit A	Forms of Letter of Transmittal (Company Common Stock and Company Preferred Stock)
Exhibit B	Opinion of the Company’s Counsel
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Estoppel Certificate
Exhibit E	Environmental RECs
Exhibit F	Environmental Indemnification Agreements

SCHEDULES

Company Disclosure Schedule
Schedule A	Working Capital
Schedule B	Survival Periods

DEFINED TERMS

Page
Affiliate	69
Aggregate Exercise Price	69
Agreement	1
AICPA	72
Arbiter	11
Asserted Liability	57
Balance Sheet	17
Basket	55
Benefit Plans	69
Board of Directors	69
Books and Records	69
Business Day	69
Business IT Systems	20
Buyer Indemnified Persons	54
Certificate	4
Certificate of Incorporation	3
Certificate of Merger	3
CFIUS	16
Claim Notice	56
Claims Notice	63
Closing	3
Closing Common Merger Consideration	69
Closing Date	3
Closing Date Debt	10
Closing Date Working Capital	10
Closing Merger Consideration	69
Closing Statement	9
Code	70
Common Stock Merger Consideration	70
Company	1
Company Affiliate Transactions	33
Company Board Approval	17
Company Class A Common Stock	1
Company Class B Common Stock	2
Company Common Stock	2
Company Disclosure Schedule	70
Company Employees	70
Company Expenses	70
Company Intellectual Property	20
Company Material Contracts	22

Company Option Plans	70
Company Options	70
Company Organizational Documents	14
Company Preferred Stock	1
Company Registered Intellectual Property	20
Company Series B Preferred Stock	1
Company Series C Preferred Stock	1
Company Stock	2
Company Stockholders Agreement	70
Contract	70
Covered Persons	45
Credit Agreement	71
D&O Indemnified Persons	44
Damages	54
Debt	70
DGCL	1
Dissenting Shares	5
dollars\ or \$	71
Effective Time	3
Environmental Approvals	30
Environmental Laws	71
Environmental Sampling	61
ERISA	72
ERISA Affiliate	72
Escrow Agent	58
Escrow Agreement	58
Escrow Fund	58
Escrow Period	59
Estimated Closing Statement	9
Estimated Debt	9
Estimated Working Capital	9
Exchange Act	17
Exchange Agent	6
Exchange Fund	6
Exon-Florio	16
Expenses	44
Extended Representations	72
FastenTech	72
Final Adjustment Amount	12
Final Closing Statement	72
Final Debt	72
Final Working Capital	72
First Release Date	59
Foreign Antitrust Laws	16
Fully Diluted Shares	72

v

GAAP	72
GAAP Consistently Applied	72
German Subsidiaries	28
Government Bids	33
Government Contracts	33
Governmental Authority	16
Guarantor	1
High Reference Amount	73
Holdback Consideration	73
Holdco Financing	73
HSR Act	16
Indemnified Persons	55
Indemnifying Person	56
Indenture	74
Intellectual Property	74
IP Contracts	74
Knowledge	75
Knowledge of Parent	75
Knowledge of the Company	75
Leased Real Property	18
Letter of Transmittal	7
Liabilities	18
Licenses and Permits	74
Liens	15
Low Reference Amount	74
Material Adverse Effect	74
Material Business	42
Materials of Environmental Concern	75
Maximum Amount	56
Merger	1
Merger Consideration	75
Merger Sub	1
Mini-Basket	55
Money Rates	13
Negative EWC Adjustment	75
Non-U.S. Benefit Plans	28
Notice of Disagreement	10
Owned Real Property	19
Parent	1
PBGC	26
Per Diem Taxes	47
Per Share Adjustment Consideration	75
Per Share Closing Common Merger Consideration	75
Per Share Holdback Consideration	75
Per Share Merger Consideration	75

Per Share Stockholder Expense Amount	75
Permitted Liens	75
Person	76
Positive EWC Adjustment	76
Post-Closing Tax Period	76
Pre-Closing Tax Period	76
Preferred Per Share Merger Consideration	76
Preferred Stock Merger Consideration	76
Proceeding	76
Real Property	18
REC	61
Recognized Environmental Condition	61
Redemption	48
Release	76
Remaining Holdback Consideration	59
Remedial Action	77
Remediation Standard	62
Required Company Vote	18
SEC	17
SEC Reports	17
Second Release Date	59
Seller Indemnified Persons	55
Seller Indemnifying Person	55
Senior Subordinated Notes	73
Significant Customer	33
Significant Supplier	33
Special Holdback Amount	77
Stockholder Representative	1
Stockholder Representative Expense Amount	77
Straddle Period	77
Subcontracts	33
Subsidiary	77
Survival Periods	77
Surviving Corporation	3
Tax	77
Tax Return	77
Taxes	77
Tender	48
Termination Date	53
the other party	78
Third Party Licensed Intellectual Property	20
Unsatisfied Claim	59
Violation	15
Working Capital	78

Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 23, 2007 (this “Agreement”), among Dundee Holding, Inc., a Delaware corporation (“Parent”), Dundee MergerCo, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Doncasters Group Ltd., a company incorporated in England and Wales, as guarantor solely for the purpose and to the extent set forth in Section 9.16 (the “Guarantor”), and FasTech, Inc., a Delaware corporation (the “Company”) and, Charles E. Corpening II, solely in its capacity as Stockholder Representative and for purposes of Sections 2.8 and 2.9, Article VIII and Article IX hereof (the “Stockholder Representative”) sets forth the binding agreement of the parties.

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has determined that it is fair to and advisable and in the best interests of the Company and its stockholders, and consistent with and in furtherance of its business strategies and goals, for Parent to acquire all of the outstanding shares of the Company through the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent and Merger Sub have each approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each adopted this Agreement providing for the Merger and the Board of Directors of the Company has resolved to recommend that the holders of the Company Class A Common Stock vote to adopt this Agreement providing for the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, (i) holders of a majority of the outstanding Company Class A Common Stock (as defined below), have executed and delivered to the Company on the date hereof a valid written consent approving the Merger, (ii) the holders of a majority of voting capital stock of Parent have executed and delivered to Parent on the date hereof a valid written consent approving the Merger, (iii) holders of a majority of 12% Series B Cumulative Preferred Stock, par value $0.01 per share, of the Company (the “Company Series B Preferred Stock”) and a majority of 12% Series C Cumulative Preferred Stock, par value $0.01 per share, of the Company (the “Company Series C Preferred Stock” and, collectively with the Company Series B Preferred Stock, the “Company Preferred Stock”) have executed and delivered to the Company on the date hereof a valid written consent approving the Merger and (iv) Parent, as the holder of all of the outstanding shares of common stock of Merger Sub, has executed and delivered to Merger Sub on the date hereof a valid written consent approving the Merger;

WHEREAS, pursuant to the Merger, each outstanding share of (i) Class A Common Stock, par value $0.01 per share, of the Company (the “Company Class A Common Stock”) and (ii) Class B Common Stock, par value $0.01 per share, of the Company (the

“Company Class B Common Stock” and, collectively with the Company Class A Common Stock, the “Company Common Stock” and, the Company Common Stock collectively with the Company Preferred Stock, the “Company Stock”), issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than shares owned or held directly or indirectly by Parent, Merger Sub or their respective Subsidiaries or the Company or its Subsidiaries, will be converted into the right to receive (i) the Per Share Closing Common Merger Consideration, (ii) the Per Share Holdback Consideration and (iii) the Per Share Stockholder Representative Expense Amount, in each case, without interest (except interest on any escrowed funds) and subject to adjustment as contemplated hereby;

WHEREAS, pursuant to the Merger, each outstanding share of (i) Company Series B Preferred Stock, and (ii) Company Series C Preferred Stock, issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent, Merger Sub or their respective Subsidiaries or the Company or its Subsidiaries, will be converted into the right to receive an amount in cash, without interest (except interest on any escrowed funds), equal to the Preferred Per Share Merger Consideration;

WHEREAS, the Holdback Consideration shall be placed in escrow for purposes of (i) satisfying damages, losses, expenses and other similar charges which result from breaches of the representations, warranties, covenants and agreements of the Company and (ii) the adjustment, if any, to the Common Stock Merger Consideration; and

WHEREAS, the Stockholder Representative Expense Amount shall be deposited with the Stockholder Representative for the purpose of funding the Stockholder Representative’s expenses in connection with its performance of its duties as Stockholder Representative; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time, and the separate corporate existence of Merger Sub shall thereupon cease in accordance with the provisions of the DGCL. The Company shall be the surviving corporation in the Merger and shall continue to exist as said surviving corporation under its present name pursuant to the provisions of the DGCL. The separate corporate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Company is sometimes referred to herein as the “Surviving Corporation.”

1.2. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York City time) as expeditiously as possible but no later than the fifth Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI (the “Closing Date”), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, unless another place is agreed to in writing by the parties hereto.

1.3. Effective Time. As part of the Closing, the parties hereto shall (a) file a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the DGCL and (b) make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent time as Parent and the Company shall agree and be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

1.4. Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5. Certificate of Incorporation. The certificate of incorporation of Merger Sub as in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) until thereafter changed or amended as provided therein and under applicable law.

1.6. Bylaws. The bylaws of Merger Sub as in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and under applicable law.

1.7. Officers and Directors of Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected or appointed and qualified. The parties hereto shall take all requisite action so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

1.8. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.8(d)) shall be converted into the right to receive, upon surrender of a Certificate formerly representing such share in the manner provided in Section 2.2, the Per Share Closing Common Merger Consideration, the Per Share Holdback Consideration as contemplated by Section 8.3 and the Per Share Stockholder Representative Expense Amount, in each case, without interest (except interest on any escrowed funds) and subject to adjustment as contemplated hereby, including Sections 2.1(c), 2.9(d) and 8.3.

(b) Conversion of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 1.8(d)) shall be converted into the right to receive, upon surrender of a Certificate formerly representing such share in the manner provided in Section 2.2, the Preferred Per Share Merger Consideration, without interest.

(c) Cancellation of Company Stock. As of the Effective Time, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.8(d)) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) shall, to the extent such Certificate represents such shares, upon surrender of such Certificate in accordance with Article II, cease to have any rights with respect thereto, except the right to receive the applicable Per Share Merger Consideration, without interest (except interest on any escrowed funds).

(d) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned or held, directly or indirectly, by the Company or its Subsidiaries or Parent, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and no payment of cash or any other distribution or consideration shall be made with respect thereto.

(e) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into and exchanged for one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(f) Treatment of Outstanding Options. (i) As of the Effective Time, each outstanding and unexercised Company Option (whether vested or unvested) shall be canceled, and, in consideration for the cancellation of such Company Option, the holder of such Company Option shall be entitled to receive (A) at the Effective Time or as soon as practicable thereafter (but in no event later than three Business Days after the Effective Time) an amount in cash from the Company or the Surviving Corporation, as applicable, equal to the product of (x) the number of shares of Company Class A Common Stock subject to such Company Option held by the holder of such Company Option and (y) the excess of the Per Share Closing Common Merger Consideration over the exercise price per share required to be paid to acquire the corresponding share of Company Class A Common Stock (it being understood and agreed that such exercise price shall not actually be paid by a holder of a Company Option), less any required employment and income withholding taxes, (B) distributions in accordance with Section 8.3 in an amount equal to the product of (xx) the number of shares of Company Class A Common Stock subject to such Company Option held by the holder of such Company Option and (yy) the portion of the Per Share Holdback Consideration so distributed, less any required withholding taxes and (C) distributions in accordance with Section 2.1(c) in an amount equal to the product of (xxx) the number of shares of Company Class A Common Stock subject to such Company Option held by the holder of the Company Option and (yyy) the portion of the distributed amount of the Per Share Stockholder Representative Expense Amount attributable to such shares. Payment of each of the Per-Share Holdback Consideration and the Per-Share Stockholder Representative Expense Amount to the holders of Company Options shall be made no later than five (5) years after the Effective Time in accordance with Proposed Regulation Section 1.409A-3(g)(5)(iv).

(ii) Prior to the Effective Time, the Company’s Board of Directors shall adopt any resolutions and take any actions which are necessary to effectuate this Section 1.8(f), the Company shall (A) take all appropriate or necessary steps to effect the termination of the Company Option Plans as of the Effective Time, and (B) take all actions necessary so that following the Effective Time, there shall be no outstanding Company Options as of the Effective Time and each such Company Option have then been converted to the right to receive the payment described in Section 1.8(f)(i) above. In addition, prior to the Effective Time, the Company shall provide notice (subject to prior reasonable review by Parent) to each holder of Company Options describing the treatment of such Company Options in accordance with this Section 1.8(f).

1.9. Dissenting Shares. Notwithstanding anything to the contrary contained herein, each share of Company Stock issued and outstanding immediately prior to the Effective Time held by holders who shall have properly exercised their appraisal rights with respect thereto under Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, but shall be entitled only to such rights as may be granted to them in accordance with the provisions of Section 262 of the DGCL, except that each Dissenting Share held by a holder who shall thereafter withdraw his or her demand for appraisal or shall fail to perfect or otherwise waive or lose his or her right to such payment as provided in such Section 262 shall be deemed to be converted, as of the Effective Time, into the right to receive the applicable Per Share Merger Consideration, without interest (except interest on any escrowed funds), in the form such holder otherwise would have been entitled to receive as a result of the Merger. The Company will enforce any contractual waivers that holders of Company Common Stock have granted regarding appraisal rights that would apply to the Merger. The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Stock, the withdrawals of such demands, any other instrument served on the Company under the provisions of Section 262 of the DGCL and any other matters relating to such demands, and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL; provided that the Company shall be entitled to participate in any such negotiations and proceedings. Prior to the Effective Time, the Company shall not settle, offer to settle or make any payment with respect to any demands for appraisal without the prior written consent of Parent (which consent shall not be unreasonably conditioned, delayed or withheld).

1.10. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

EXCHANGE AND PAYMENT

2.1. Exchange Agent; Payment Funds.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company, as may be approved by the Company (which approval shall not be unreasonably delayed, conditioned or withheld) as exchange and paying agent (the “Exchange Agent”), for the exchange and payment of the Merger Consideration.

(b) At or prior to the Effective Time, Parent shall deposit with the Exchange Agent in trust for the benefit of holders of shares of Company Stock and Company Options, an amount in cash sufficient to make all payments pursuant to Section 2.2 (other than the Holdback Consideration, which shall be deposited by Parent with the Escrow Agent at or prior to the Effective Time, and the Stockholder Representative Expense Amount, which shall be deposited by Parent with the Stockholder Representative at or prior to the Effective Time). Any cash deposited with the Exchange Agent pursuant to this Section 2.1(b) shall hereinafter be referred to as the “Exchange Fund.”

(c) At or prior to the Effective Time, Parent shall deposit with the Stockholder Representative for the benefit of the Stockholder Representative, the holders of shares of Company Common Stock and Company Options, as their interests may appear, an amount equal to the Stockholder Representative Expense Amount. The Stockholder Representative Expense Amount shall be used by the Stockholder Representative to fund the Stockholder Representative’s expenses in the performance of its duties as the Stockholder Representative. To the extent any portion of the Stockholder Representative Expense Amount is not so utilized on or prior to the three year anniversary of the Closing Date or is not expected to be so utilized, within ten (10) Business Days after the forty-second month anniversary of the Closing Date, the Stockholder Representative shall deliver any remaining portion of the Stockholder Representative Expense Amount to the holders of shares Company Common Stock and Company Options in proportion to their respective holdings of shares of Company Common Stock and Company Options, as the case may be, at the Effective Time. Notwithstanding the foregoing, the Stockholder Representative may in its sole discretion, deliver at any time any portion of the Stockholder Representative Expense Amount to the holders of shares Company Common Stock and Company Options in proportion to their respective holdings of shares of Company Common Stock and Company Options, as the case may be, at the Effective Time.

2.2. Exchange Procedures.

(a) Promptly following the Effective Time, Parent shall, or shall cause the Exchange Agent to, deliver to each record holder of a Certificate (a) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be substantially in the form attached as Exhibit A hereto (the “Letter of Transmittal”) and have such other provisions as Parent and the Company may reasonably agree, and (b) instructions for effecting the surrender of such Certificates in exchange for the Per Share Closing Common Merger Consideration, Preferred Per Share Merger Consideration and the right to the Per Share Holdback Consideration and the Per Share Stockholder Representative Expense Amount, as applicable. Upon surrender of a Certificate to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the Per Share Closing Common Merger Consideration or the Preferred Per Share Merger Consideration, as applicable (less any required withholding of Taxes in accordance with Section 2.2(b)) for each share of Company Common Stock or Company Preferred Stock, as applicable, formerly represented by such Certificate, and such Certificate shall then be canceled. Any Person entitled to a portion of the Closing Merger Consideration who has provided wire instructions to the Exchange Agent no later than one (1) Business Day prior to the Effective Time shall be entitled to payments of the Closing Merger Consideration by wire transfer on the Closing Date in accordance with the instructions specified in such Person’s Letter of Transmittal. No interest will be paid or will accrue for the benefit of holders of the Certificates on the Closing Merger Consideration payable upon the surrender of the Certificates. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock which is not registered in the transfer records of the Company, payment of the Per Share Merger Consideration may be made with respect to such Company Common Stock or Company Preferred Stock to such a transferee if the Certificate formerly representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(b) Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any Merger Consideration payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under (i) the Code or (ii) any applicable state, local or foreign Tax laws and shall thereafter pay all such amounts so deducted or withheld to the proper taxing authorities. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3. No Further Ownership Rights in Company Stock. The Closing Merger Consideration paid upon conversion of shares of Company Stock in accordance with the terms of Article I and this Article II and the right to the Holdback Consideration as contemplated by Section 8.3 and the Stockholder Representative Expense Amount as contemplated by Section 2.1(c) shall be deemed to have been paid and given in full satisfaction of all rights pertaining to the shares of Company Stock. If any Certificates shall not have been surrendered prior to one hundred eighty (180) days after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration in respect to such Certificate would otherwise escheat to or become the property or any Governmental Authority), any such cash shall, to the extent permitted by applicable law, be delivered to and become property of the Surviving Corporation. If, no later than eighteen (18) months after the Effective Time, subject to the terms and conditions of this Agreement, Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the applicable Per Share Merger Consideration in accordance with this Article II. If any Certificates shall not have been surrendered immediately prior to the date on which any Merger Consideration would otherwise become subject to any abandoned property, escheat or similar law, the Merger Consideration payable in respect of such Certificates shall, to the extent permitted by applicable law, on the Business Day immediately prior to such date become the property of Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

2.4. Termination of Exchange Fund. Any portion of the Exchange Fund constituting the Merger Consideration that remains undistributed to the holders of Certificates after one hundred eighty (180) days after the Effective Time (including any interest thereon) shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the applicable Per Share Merger Consideration with respect to the shares of Company Stock formerly represented thereby to which such holders are entitled pursuant to Sections 1.8 and 2.2 (other than any distribution of the remainder of the Stockholder Representative Expense Amount for which such holder shall look only to the Stockholder Representative).

2.5. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund properly paid from the Exchange Fund or delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance reasonably acceptable to Parent and Merger Sub (if such affidavit is accepted before the Effective Time) or the Surviving Corporation (if such affidavit is accepted after the Effective Time), and, if required by the Surviving Corporation, the posting by such Person of a bond in such form and reasonable amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against the Surviving Corporation with respect to the alleged loss, theft or destruction of such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the shares of Company Stock formerly represented thereby in the manner set forth in Sections 1.8 and 2.2.

2.7. Stock Transfer Books. Upon and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be canceled and exchanged for the applicable Per Share Merger

Consideration with respect to the shares of Company Stock formerly represented thereby in accordance with the provisions of this Agreement.

2.8. Debt and Working Capital Estimate. No later than six (6) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a good faith estimate of (x) Debt as of the close of business on the Closing Date (“Estimated Debt”) and (y) Working Capital as of the close of business on the Closing Date (“Estimated Working Capital”), together with (i) a statement of the calculation of Estimated Debt and Estimated Working Capital and (ii) a certificate signed by the Company to the effect that Estimated Debt and Estimated Working Capital were determined in good faith in accordance with the provisions of this Agreement (the “Estimated Closing Statement”). The parties agree that Estimated Debt shall be adjusted as necessary on or prior to the Closing Date to reflect the actual payoff amounts with respect to those components of Estimated Debt for which payoff information has been received by the Company from the applicable creditors as of the Closing Date. Parent shall have five (5) Business Days to review the Estimated Closing Statement and the calculations set forth therein and during such time the Company shall make its senior financial officers reasonably available to answer any questions of Parent regarding the preparation of the Estimated Closing Statement. Parent shall have the right to reasonably object to the Estimated Closing Statement within such five (5) Business Day period, by delivering to the Company (i) a statement describing its objections and setting forth Parent’s estimate of the Estimated Working Capital and the Estimated Debt and (ii) a certificate signed by the Parent to the effect that the Parent’s calculations of Estimated Working Capital and the Estimated Debt were determined in good faith, in light of the information available to it, in accordance with the provisions of this Agreement. Parent and the Stockholder Representative will use good faith efforts to resolve any dispute regarding the determination of the Estimated Working Capital and/or the Estimated Debt on or prior to the Closing Date; provided, that in the event that the parties are not able to resolve the computation of the Estimated Working Capital and/or the Estimated Debt on or prior to such time and the aggregate amount of Parent’s objections to the Estimated Closing Statement is Two Million Dollars ($2,000,000) or less, then the Estimated Working Capital and/or the Estimated Debt will be deemed to be equal to the average of Parent’s and the Stockholder Representative’s determinations thereof as provided hereunder, as applicable; provided, further, that if the aggregate amount of Parent’s objections to the Estimated Closing Statement exceeds Two Million Dollars ($2,000,000), then the Estimated Working Capital and/or the Estimated Debt will be deemed to be equal to the average of Parent’s and the Stockholder Representative’s determinations thereof as provided hereunder, as applicable, and notwithstanding anything to the contrary in Section 2.9(c), when, in connection with the adjustment provisions set forth in Section 2.9, the Estimated Closing Statement and Parent’s objections are submitted to the Arbiter for review and resolution, fees, costs and expenses of the Arbiter shall be borne completely by the party whose estimated amounts had the greater deviation (whether positive or negative) from the final resolution of such amounts by the Arbiter.

2.9. Closing Statement; Adjustment to Merger Consideration.

(a) Within ninety (90) days after the Closing Date, the Surviving Corporation shall cause to be prepared and shall deliver to the Stockholder Representative a statement (the “Closing Statement”), setting forth in reasonable detail (i) Working Capital as of the close of business on the Closing Date (“Closing Date Working Capital”) and (ii) Debt as of the close of business on the Closing Date (“Closing Date Debt”), in each case, of the Surviving Corporation and its Subsidiaries, which shall have been prepared in accordance with GAAP Consistently Applied. The Closing Statement shall be accompanied by an accountant’s report issued by PriceWaterhouseCoopers LLP or another internationally recognized third party accounting firm selected by Parent, in its sole discretion, to the effect that the Closing Statement has been reviewed by it and that the Closing Statement has been prepared in accordance with GAAP Consistently Applied.

(b) Each of the Surviving Corporation, the Stockholder Representative and Parent agrees that it will, and it will use reasonable efforts to cause its respective agents and representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Closing Date Working Capital and the Closing Date Debt and in the conduct of the reviews and dispute resolution process referred to in this Section 2.9.

(c) During the twenty (20)-day period following the Stockholder Representative’s receipt of the Closing Statement, the Stockholder Representative and its independent accountants shall, at the Stockholder Representative’s expense, be permitted to review, and the Surviving Corporation shall make available to the Stockholder Representative, the supporting schedules, analyses, working papers and other documentation of the Surviving Corporation and its independent accountant (with respect to working papers, subject to the execution and delivery by the Stockholder Representative and its independent accountants and other agents of customary confidentiality undertakings, waivers, releases and indemnification in favor of such independent accountant) relating to the Closing Statement and to ask questions, receive answers and request such other data and information from its senior financial officers and its independent accountants as shall be reasonably related to the adjustment to the Merger Consideration contemplated by this Section 2.9. The Closing Statement shall become final and binding upon the parties at 5:00 p.m. (New York City time) on the Business Day following the 20th day following delivery thereof (and the Working Capital amount reflected therein shall be deemed to be Final Working Capital and the Debt amount reflected therein shall be deemed to be Final Debt), unless the Stockholder Representative gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to the Surviving Corporation prior to such time. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. Parent, at its expense, shall be permitted to review the supporting schedules, analyses, working papers and other documentation with respect to such Notice of Disagreement (with respect to working papers, subject to the execution and delivery by Parent and its independent accountants and other agents of customary confidentiality undertakings, waivers, releases and indemnification in favor of such independent accountant). Except for such items that are specifically disputed in the Notice of Disagreement, the amounts set forth on the Closing Statement shall be final.

During the 15-day period following the delivery of a Notice of Disagreement or such longer period as the Stockholder Representative and Parent shall mutually agree, the Stockholder Representative and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, and in the event that the Stockholder Representative and Parent are able to reach such resolution, then the amount so agreed by them in writing shall be deemed to be Final

Working Capital and/or Final Debt, as the case may be. If, at the end of such 15-day period (or such longer period as mutually agreed between the Stockholder Representative and Parent), the Stockholder Representative and Parent have not so resolved such differences, the Stockholder Representative and Parent shall submit the dispute for resolution to an independent accounting firm (the “Arbiter”) for review and resolution of any and all matters which remain in dispute and which were included in the Notice of Disagreement in accordance with this Section 2.9. The Arbiter shall be a mutually acceptable internationally recognized independent public accounting firm agreed upon by the Stockholder Representative and Parent in writing; provided, however, that in the event the parties are not able to mutually agree on an accounting firm, the Arbiter shall be Deloitte & Touche LLP. The Stockholder Representative and Parent shall use reasonable efforts to cause the Arbiter to render a decision resolving the matters in dispute within thirty (30) days following the submission of such matters to the Arbiter, or such longer period as the Stockholder Representative and Parent shall mutually agree. The Stockholder Representative and Parent agree that the determination of the Arbiter shall be final and binding upon the parties and that judgment may be entered upon the determination of the Arbiter in any court having jurisdiction over the party against which such determination is to be enforced. The Arbiter shall determine, based solely on presentations by the Surviving Corporation, Parent and the Stockholder Representative and their respective representatives, and not by independent review, only those issues in dispute specifically set forth on the Notice of Disagreement and shall prepare the Final Closing Statement and render a written report as to the dispute and the resulting calculation of Closing Date Working Capital and/or Closing Date Debt, as appropriate, which shall be conclusive and binding upon the parties as Final Working Capital and Final Debt, respectively. In resolving any disputed item, the Arbiter: (i) shall be bound by the principles set forth in this Section 2.9 (including that Closing Date Working Capital and Closing Date Debt be determined in accordance with GAAP Consistently Applied), (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement and (iii) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Except as provided in the second proviso of the last sentence of Section 2.8, with regard to the payment of the Arbiter’s fees for resolving differences with regard to the Estimated Closing Statement, the fees, costs and expenses of the Arbiter (x) shall be borne by the Surviving Corporation in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Stockholder Representative (as finally determined by the Arbiter) bears to the aggregate dollar amount of such items so submitted and (y) shall be borne by holders of Company Common Stock and Company Options in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by the Stockholder Representative (as finally determined by the Arbiter) bears to the aggregate dollar amount of such items so submitted. The fees and expenses of the Surviving Corporation and Parent incurred in connection with the preparation of the Closing Statement and the review of any Notice of Disagreement shall be borne by the Surviving Corporation, and the fees and expenses of the Stockholder Representative’s independent accountants incurred in connection with their review of the Closing Statement shall be borne by the holders of Company Common Stock and Company Options.

(d) Upon determination of Final Working Capital and Final Debt, the Common Stock Merger Consideration shall be further adjusted as follows:

(i) If Final Working Capital is greater than the High Reference Amount, then the Common Stock Merger Consideration shall be increased (if the amount calculated under this clause (i) is positive) or decreased (if the amount calculated under this clause (i) is negative), dollar-for-dollar by the amount equal to (x) the amount by which Final Working Capital exceeds the High Reference Amount, minus (y) the Positive EWC Adjustment, plus (z) the Negative EWC Adjustment;

(ii) If Final Working Capital is less than the Low Reference Amount, then the Common Stock Merger Consideration shall be increased (if the amount calculated under this clause (ii) is positive) or decreased (if the amount calculated under this clause (ii) is negative), dollar-for-dollar by the amount equal to (xx) the Negative EWC Adjustment, minus (yy) the Positive EWC Adjustment, minus (zz) the amount by which the Low Reference Amount exceeds Final Working Capital;

(iii) If Final Working Capital is equal to or less than the High Reference Amount and equal to or greater than the Low Reference Amount, then the Common Stock Merger Consideration shall be increased (if the amount calculated under this clause (iii) is positive) or decreased (if the amount calculated under this clause (iii) is negative), dollar-for-dollar by the amount equal to the Negative EWC Adjustment, minus the Positive EWC Adjustment;

(iv) The Common Stock Merger Consideration shall be increased dollar-for-dollar by the amount, if any, by which Estimated Debt exceeds Final Debt; and

(v) The Common Stock Merger Consideration shall be reduced dollar-for-dollar by the amount, if any, by which Final Debt exceeds Estimated Debt.

(e) The cumulative net adjustment to the Common Stock Merger Consideration pursuant to Section 2.9(d) above, whether a net increase or reduction, is the “Final Adjustment Amount.” Within ten (10) Business Days after the Closing Statement becomes final and binding upon the parties, (i) if the net effect pursuant to this Section 2.9 is an increase in the Common Stock Merger Consideration, Parent shall make a cash payment equal to the Final Adjustment Amount to the Exchange Agent, to be distributed pro rata to each holder of Company Common Stock or Company Options held by such holder immediately prior to the Effective Time, such further cash payments to be made to (A) each holder of Company Common Stock in an amount equal to the product of (x) the number of shares of Company Common Stock held by such holder immediately prior to the Effective Time and (y) the Per Share Adjustment Consideration and (B) each holder of Company Option in an amount equal to the product of (x) the number of shares of Company Class A Common Stock subject to such Company Option held by such holder immediately prior to the Effective Time and (y) the Per Share Adjustment Consideration, and (ii) if the net effect pursuant hereto is a reduction in the Common Stock Merger Consideration, each holder of Company Common Stock and each holder of Company Options, shall, by virtue of payments by the Escrow Agent from the Escrow Fund in accordance with this Agreement and the Escrow Agreement, be deemed to have made a payment to the Surviving Corporation to an account designated in writing by the Surviving Corporation, by wire transfer in immediately available funds, of the amount of such Final Adjustment Amount, in either case under clause (i) or (ii) of this Section 2.9(e), together with interest thereon from the

Closing Date to the date of actual payment at a variable rate equal to the prime rate (as reported in the Wall Street Journal (National Edition) “Money Rates”) from and including the Closing Date to, but not including, the date of payment. For the avoidance of doubt, each of the parties hereto herby confirms that each of the Exchange Agent and the Escrow Agent is authorized and instructed to make any of the payments provided for in this Section 2.9(e), in the case of the Exchange Agent, upon receipt of funds so designated from Parent, and, in the case of the Escrow Agent, upon written instructions from Parent and the Stockholder Representative in accordance with this Agreement and the Escrow Agreement.

2.10. Withholding Taxes. Parent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts, if any, as may be required to be deducted or withheld therefrom under any provision of federal, state, local or foreign tax law or under any applicable law and shall thereafter pay all such amounts so deducted or withheld to the proper taxing or other Governmental Authorities. Any such amounts shall be withheld or deducted from the purchase price payable pursuant to this Agreement, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company. Except as specifically set forth in the corresponding section of the Company Disclosure Schedule (and giving effect to Section 9.10 hereto) and except as set forth in the SEC Reports filed at least three (3) Business Days prior to the date of this Agreement, the Company represents and warrants to Parent as follows:

(a) Organization, Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on the business of the Company as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not have a Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of (i) the certificate of incorporation and bylaws of the Company, in each case, as in effect on the date of this Agreement and (ii) the minutes of all meetings of the stockholders, board of directors and each committee of the board of directors of the Company since January 1, 2004.

(b) Subsidiaries. Each of the Company’s Subsidiaries is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not have a Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of (i) the certificate of incorporation and bylaws (or the equivalent organizational documents) of each of the Company’s Subsidiaries, in each case, as in effect on the date of this Agreement (collectively, together with the certificate of incorporation and bylaws of the Company, the “Company Organizational Documents”) and (ii) the minutes of all meetings of the stockholders, boards of directors and each committee of the boards of directors of each of the Company’s Subsidiaries since January 1, 2004. A true, correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.1(b) of the Company Disclosure Schedule. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

(c) Capital Structure.

(i) As of the date of this Agreement, the authorized capital stock of the Company consisted solely of (A) 2,500,000 shares of Company Class A Common Stock, of which 366,925.6 shares are issued and outstanding, (B) 2,500,000 shares of Company Class B Common Stock, of which 1,655,364 shares are issued and outstanding, (C) 900,000 shares of Company Series B Preferred Stock, of which 613,265.8 shares are issued and outstanding and (D) 950,000 shares of Company Series C Preferred Stock, of which 483,604 shares are issued and outstanding. The Company is current, as of the date of this Agreement, and shall be current, as of the Closing Date, with respect to all dividend payments due and payable to holders of Company Preferred Stock. Since September 30, 2006, there have been no issuances of shares of the capital stock of the Company or securities convertible into or exercisable for capital stock of the Company except shares of Company Common Stock issued upon exercise of Company Options. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and, except as provided in the Company Stockholders Agreement, no class of capital stock is entitled to preemptive rights. As of the date of this Agreement, 16,593.5 shares of Company Class A Common Stock were issuable upon exercise of the Company Options. Except as provided in the Company’s certificate of incorporation and Section 3.1(c)(i) of the Company Disclosure Schedule and except for the Company Options, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party (A) relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries or (B) obligating the Company or any of its Subsidiaries to issue or sell any shares of their capital stock or other securities. The Company has made available to Parent true, correct and complete copies of all Company Option Plans and all forms of options outstanding under those Company Option Plans. Section 3.1(c)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of the capitalization of the Company, as of the date of this Agreement, including, (A) with respect to the Company Common Stock, all of the issued and outstanding shares and the names of the holders thereof, (B) with respect to the Company Preferred Stock, all of the issued and outstanding shares and the names of the holders thereof and the Preferred Per Share Merger Consideration payable to each such holder of Company Preferred Stock calculated as of February 15, 2007 and (C) with respect to each Company Option: (i) the name of the holder of that option; (ii) the exercise price for that option; (iii) the number and class of shares of

Company Stock subject to that option; (iv) the Company Option Plan under which that option was granted; and (v) the dates on which that option was granted, will vest and will expire.

(ii) Except as disclosed in Section 3.1(c)(ii) of the Company Disclosure Schedule and Liens granted in connection with the Credit Agreement, all of the outstanding shares of capital stock of each of the Company’s Subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one or more of its Subsidiaries, free and clear of all liens, charges, mortgages, pledges, security interests, easements, claims, options, rights of first offer or refusal, voting trusts, restrictions on transfer (except pursuant to federal and state securities laws), hypothecation, preference, priority or other encumbrances (collectively, “Liens”).

(iii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which stockholders may vote are issued or outstanding.

(d) Authority; No Violations.

(i) The Company has all requisite corporate power and corporate authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(ii) Except as set forth in Section 3.1(d)(ii) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to the creation of a Lien on any assets (any such conflict, violation, default or creation, a “Violation”) pursuant to: (A) any provision of the Company Organizational Documents (B) subject to obtaining or making the consents, approvals, orders, permits, authorizations, registrations, declarations, notices and filings referred to in Section 3.1(d)(iii) below, other than the Credit Agreement and the Indenture or as would not have a Material Adverse Effect, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets; or (C) any Company Material Contract (or require the consent, approval or other authorization of, or filing with or notification to, any Person under any Company Material Contract, other than as set forth in Section 3.1(d)(ii) of the Company Disclosure Schedule).

(iii) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no consent, approval, order, permit or authorization of, or registration, declaration, notice or filing with, any federal, state, municipal or other governmental body, department, commission, board, bureau, agency, court or instrumentality thereof, domestic or foreign (a “Governmental Authority”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (B) filings required under any applicable federal, state, foreign or supranational law, regulation, legislation or decree of any other jurisdiction designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraint of trade or merger control (collectively, “Foreign Antitrust Laws”); (C) the applicable requirements of the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950 (“Exon-Florio”); and (D) the DGCL with respect to the filing of the Certificate of Merger.

(e) Compliance; Permits.

(i) Except as would not have a Material Adverse Effect:

(1) each of the Company and its Subsidiaries owns or possesses all Licenses and Permits;

(2) no loss, suspension or cancellation of any Licenses and Permits is pending in any Proceeding or, to the Knowledge of the Company, has been threatened by a Governmental Authority, except for normal expirations in accordance with the terms thereof; and

(3) each of the Company and its Subsidiaries has complied in all material respects with (A) all terms and conditions of all material Licenses and Permits and (B) all laws and regulations of all Governmental Authorities applicable to the business of the Company and its Subsidiaries, and the Company or any of its Subsidiaries have not received any written notice of any pending Proceeding alleging a failure to comply with either (A) or (B) of this Section 3.1(e)(i)(3).

(ii) The Company, its Subsidiaries and their business have, within the past three (3) years, been and are currently in compliance with all applicable laws, regulations, rules, orders, permits, judgments, decrees and other requirements and policies imposed by any Governmental Authority, including the False Claims Act, the anti-fraud provisions of the Contract Disputes Act, the Anti-Kickback Act, the Federal Election Campaign Act, the Sherman Act, the Clayton Act, the Truth in Negotiations Act, the Services Contract Act, the Procurement Integrity Act, the Byrd Amendment (31 U.S.C. § 1352), the Arms Export Control Act, the Export Administration Act of 1979, as amended, and each act’s respective regulations, except where the failure to comply would not have a Material Adverse Effect. To the Knowledge of the Company, neither the Company, its Subsidiaries nor their business has, nor any of their employees, partners, principals, agents or assignees have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-

1, -2, or any equivalent foreign law or otherwise paid or made any bribe, illegal rebate, payoff, influence payment, kickback or other unlawful payment. Section 3.1(e)(ii) of the Company Disclosure Schedule sets forth all Licenses and Permits which terminate or become renewable at any time prior to the first anniversary of the date of this Agreement.

(iii) Notwithstanding the foregoing, no representation or warranty is made under this Section 3.1(e) in respect of any (A) matters relating to Taxes which are addressed in Sections 3.1(n) and 3.1(o) (as to which no representation or warranty is made except as set forth in Sections 3.1(n) and 3.1(o)), (B) matters relating to Environmental Laws which are addressed in Section 3.1(r) (as to which no representation or warranty is made except as set forth in Section 3.1(r)) and (C) benefit plans and labor matters which are addressed in Sections 3.1(m), 3.1(o) and 3.1(p) (as to which no representation or warranty is made except as set forth in Sections 3.1(m), 3.1(o) and 3.1(p)).

(f) Reports and Financial Statements. None of the reports, schedules and forms filed or required to be filed by FastenTech with the Securities and Exchange Commission (the “SEC”) since December 31, 2004 (collectively, including all exhibits thereto and any reports incorporated by reference therein, the “SEC Reports”), as of their respective dates (and, if amended or superseded by a filing three (3) Business Days prior to the date hereof, then on the date of such filing) contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of FastenTech (including the related notes) included in the SEC Reports, including the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2006 (the “Balance Sheet”) and the related statement of income and cash flow for the period ended September 30, 2006 presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of footnotes and to normal year-end adjustments that are not material in amount, and has been derived from the Books and Records (which are true, correct and complete in all material respects). All of such SEC Reports, as of their respective dates (and as of the date of any amendment to the respective SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). No Subsidiary of the Company is required to file any form, report or other document with the SEC, any foreign Governmental Authority that performs a similar function to that of the SEC or any securities exchange or quotation service.

(g) Board Approval. The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held (the “Company Board Approval”), has approved this Agreement and (i) determined that this Agreement and the Merger are advisable, (ii) approved the transactions contemplated by this Agreement, including the Merger, and (iii) recommended that the holders of the Company Class A Common Stock adopt this Agreement and the Merger. No other corporate proceedings on the part of the Company are necessary to authorize the Merger other than as described in Section 3.1(h).

(h) Vote Required. The affirmative vote of the holders of a majority of the total number of outstanding shares of the Company Class A Common Stock to adopt and approve this Agreement (the “Required Company Vote”) is the only vote of the holders of any class or series of Company Stock necessary to adopt this Agreement and approve the transactions contemplated hereby. The Required Company Vote was obtained by written consent, dated as of a date not later than the date hereof.

(i) Absence of Certain Changes or Events. Since September 30, 2006, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course of Business and (A) there has been no Material Adverse Effect and (B) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by clauses (a), (b), (d), (f), (g), (h) and (k) of Section 4.1, other than as set forth in Section 3.1(i) of the Company Disclosure Schedule.

(j) Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) which are required to be recorded or reflected on a consolidated balance sheet, including the footnotes thereto, under GAAP, except (A) Liabilities recorded or reflected in the consolidated balance sheet of FastenTech and its consolidated Subsidiaries as of September 30, 2006 and the footnotes thereto set forth in FastenTech’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006; (B) Liabilities incurred since September 30, 2006 in the Ordinary Course of Business that would not have a Material Adverse Effect; (C) Liabilities disclosed in the Company Disclosure Schedule; (D) Liabilities that constitute Debt under this Agreement; (E) Liabilities in connection with the Holdco Financing; (F) Liabilities in connection with the Tender of the Senior Subordinated Notes and (G) Liabilities that would not have a Material Adverse Effect.

(k) Real Property; Assets.

(i) Section 3.1(k)(i) of the Company Disclosure Schedule contains a true, correct and complete list and street addresses of all the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), and a true, correct and complete list and street addresses of all the real property leased by the Company and its Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). Except as set forth in Section 3.1(k)(i) of the Company Disclosure Schedule, the Company or its Subsidiaries has valid and legal fee title to the Owned Real Property, including any rights of way or easements running to the benefit of such Owned Real Property, free and clear of all Liens (except Permitted Liens). The Company has provided to Parent true, correct and complete copies of all deeds and other title documents set forth in Section 3.1(k)(i)(A) of the Company Disclosure Schedule pertaining to such Owned Real Property. Except as set forth in Section 3.1(k)(i) of the Company Disclosure Schedule, the Company or its Subsidiaries has a valid leasehold interest in all Leased Real Property. Each Contract relating to such Leased Real Property is in full force and effect on the date hereof and will be in full force and effect on the Closing Date. There does not exist under any Contract governing the Leased Real Property any default or condition or event that, after notice or lapse of time or both, would constitute a default on the part of the Company or such Subsidiary or, to the Knowledge of the Company, on the part of any other parties to such lease governing the Leased Real Property. The consummation of the transactions contemplated hereby shall not under the terms of any Contract governing the Leased Real Property, (i) impose any material penalty or additional fee upon Parent, Merger Sub or the Company, (ii) cause the provisions of any such lease to be altered in any material and adverse respect, or (iii) cause a material breach or default with respect to any existing Contract governing Leased Real Property. With respect to the Real Property, except as disclosed in Section 3.1(k)(i) of the Company Disclosure Schedule: (A) neither the Company nor any of its Subsidiaries has entered into any written sublease, license, option, right, concession or other agreement or arrangement granting to any Person the right to use or occupy such parcel of Real Property or any portion thereof or interest therein, except for Permitted Liens; (B) within the last 12 months, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Real Property; (C) within the last 12 months, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority or other Person that the use and occupancy of any of the Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violates in any material respect any deed restrictions or applicable law, consisting of building codes, zoning, subdivision or other land use or similar laws; (D) all improvements on the Real Property (i) substantially conform to all applicable state and local laws, including zoning and building ordinances and health and safety ordinances, and such Real Property is zoned for the various purposes for which the Real Property and improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are reasonably suitable for the use presently being made of such improvements and (iii) are adequate and sufficient to the operation of the business of the Company and its Subsidiaries as presently conducted. Except as disclosed in Section 3.1(k)(i) of the Company Disclosure Schedule, all improvements on Owned Real Property are wholly within the boundaries of such property, are owned by the Company or one of its Subsidiaries and do not encroach upon the property or otherwise conflict with the property rights of any Person; (E) no claim or right of adverse possession has been claimed or threatened in writing to the Company or its Subsidiaries; and (F) any and all rights and easements (including ingress to and egress from the Real Property) necessary for the Company and its Subsidiaries to conduct the business as presently conducted on such Real Property are vested in the Company and its Subsidiaries.

(ii) Except as set forth in Section 3.1(k)(ii) of the Company Disclosure Schedule, the Company and its Subsidiaries have valid and legal title to, a valid leasehold interest in, or rights to the, tangible personal property and assets which are shown on the Balance Sheet or acquired thereafter or used by the Company and its Subsidiaries in their business as presently conducted. The tangible assets and properties (whether real or personal) owned or leased by the Company and its Subsidiaries constitute all of the material tangible assets and properties necessary to operate the business of the Company and its Subsidiaries in the Ordinary Course of Business. Except for normal wear and tear, the machinery and equipment of the Company and its Subsidiaries necessary for the continued conduct of their respective businesses in accordance with current practices are in good operating condition and in a state of reasonable maintenance and repair.

(l) Intellectual Property.

(i) Section 3.1(l)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the patents and patent applications (including all provisionals, continuations, continuations in part, divisionals, extensions, patents of addition, reissues, substitutions, confirmations, registrations, revalidations, reexamination certificates, and renewals and additions of or to any of the foregoing), trademark registrations and applications for registration of trademarks, copyright registrations and applications for registration of copyrights, and domain name registrations and applications for registrations of domain names, in each case, owned or held by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”), and all Intellectual Property that is licensed to the Company or any of its Subsidiaries and that is material to the business of the Company and its Subsidiaries, as currently conducted (the “Third Party Licensed Intellectual Property”).

(ii) Except as set forth in Section 3.1(l)(ii) of the Company Disclosure Schedule: (A) the Company and/or its Subsidiaries own, control, license, sublicense or otherwise possess sufficient rights to use all Intellectual Property that is utilized in the business of, respectively, the Company or such Subsidiaries as currently conducted; (B) all Intellectual Property owned by the Company and/or its Subsidiaries (the “Company Intellectual Property”) is free and clear of all Liens, except Permitted Liens; (C) no Proceedings have been asserted in writing, are pending, or, to the Knowledge of the Company, have been threatened against Company or its Subsidiaries challenging any of the foregoing entities’ ownership of or right to use any of the Company Intellectual Property or any of the Third Party Licensed Intellectual Property; (D) to the Knowledge of the Company, the Company Intellectual Property is enforceable, subsisting and valid, and has not been adjudicated invalid or unenforceable in whole or in part; (E) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted, the use of any Company Intellectual Property in connection therewith, or the use of any Third Party Licensed Intellectual Property, in connection therewith, do not infringe, dilute, or misappropriate or otherwise violate any Intellectual Property owned by third parties; (F) to the Knowledge of the Company, no third party is engaging in any activity that infringes, dilutes, or misappropriates the Company Intellectual Property, and neither Company nor any of its Subsidiaries have any pending Proceeding that any third party is engaging in any activity that infringes, dilutes, or misappropriates or otherwise violates the Company Intellectual Property; (G) each of the Company and its Subsidiaries has taken reasonable measures to maintain and protect its Company Intellectual Property (including the Company Registered Intellectual Property), and has maintained the confidentiality of its trade secrets and other confidential Company Intellectual Property, and (1) to the Knowledge of the Company, there has been no misappropriation of any trade secrets or other confidential Company Intellectual Property, (2) no employee, independent contractor, or agent of the Company or its Subsidiaries has misappropriated any trade secrets or other confidential Intellectual Property of any Person and (3) to the Knowledge of the Company, no employee, independent contractor, or agent of the Company or its Subsidiaries is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreements; (H) the Company and its Subsidiaries have sufficient rights to access and use the computer systems, networks, hardware, software, databases, and related equipment used in connection with the operation of the business (the “Business IT Systems”), and the Company and its Subsidiaries have taken commercially reasonable steps to secure the Business IT Systems from unauthorized access or use; (I) neither Company nor any of its Subsidiaries has granted any material license or other right to any Person with respect to the Company Intellectual Property; and (J) the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any Company Intellectual Property.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.1(l) and those relating to IP Contracts in Section 3.1(m) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Intellectual Property.

(m) Contracts. Section 3.1(m) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all of the following Contracts to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries may be liable: (i) any Contract with any current director or shareholder, any Contract executed within in the last three years with any former director or shareholder, and any material Contract with any consultant, agent or other representative, of the Company or any of its Subsidiaries or with an entity in which any of the foregoing is a controlling person or has an interest; (ii) any Contract for any joint venture, partnership or similar arrangement; (iii) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit in excess of $300,000; (iv) any Contract (including, with respect to purchase orders, a list of purchase orders) for the sale or purchase of goods or performance of services by or with any customer or vendor (or any group of related customers or vendors) that had or is reasonably expected to have annual aggregate payments exceeding $300,000; (v) lease agreements for machinery and equipment, motor vehicles, or furniture and office equipment or other personal property by or with any vendor (or any group of related vendors) that had or is reasonably expected to have annual aggregate payments exceeding $300,000; (vi) any performance guaranties, performance, bid or completion bonds, surety and appeal bonds, return of money bonds, and surety or indemnification agreements; (vii) any custom bonds and standby letters of credit; (viii) any IP Contracts; (ix) any employment agreement that has a future liability (A) in any one year greater than $100,000, or (B) during the term of such agreement in excess of $200,000, and is not terminable by the Company or any of its Subsidiaries by notice of not more than thirty (30) days for a cost of less than $50,000; (x) all recruiter, distributor, dealer, agency, sales promotion, market research, marketing consulting and advertising Contracts that had or is reasonably expected to have annual aggregate payments exceeding $300,000; (xi) any purchase or sale Contract entered into by the Company or any of its Subsidiaries relating to the acquisition or divestiture of a business during the past five (5) years; (xii) any Contract (including any so-called take-or-pay or keepwell agreements) under which (A) any Person other than the Company or a Subsidiary, has directly or indirectly guaranteed indebtedness, Liabilities or obligations of the Company or a Subsidiary or (B) the Company or its Subsidiary has directly or indirectly guaranteed indebtedness, Liabilities or obligations of any Person, other than the Company or any Subsidiary (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business and any Contract that had or is reasonably expected to have annual aggregate payments less than $300,000); (xiii) any Contract granting a Lien upon any assets owned by the Company or any of its Subsidiaries other than Liens described in clauses (iv), (vi) and (ix) of the definition of Permitted Liens; (xiv) any Contract outside the Ordinary Course of Business to which the Company or any Subsidiary is a party which cannot be terminated by the Company or any of its Subsidiaries on notice of thirty (30) days or less and without payment by the Company or any of its Subsidiaries of less than $20,000 upon such termination; (xv) any Contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any Person in any geographical area; and (xvi) any Contract which includes or constitutes a power of attorney.

All of the foregoing are collectively referred to in this Agreement as the “Company Material Contracts.” Each Company Material Contract is enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other Person that is a party thereto in accordance with its terms. Except as set forth in Section 3.1(m) of the Company Disclosure Schedule, there does not exist under any Company Material Contract any default or condition or event that, after notice or lapse of time or both, would constitute a default on the part of the Company or such Subsidiary or, to the Knowledge of the Company, on the part of any other parties to such Company Material Contract, except for such defaults, conditions or events that would not result in a Material Adverse Effect. Section 3.1(m) of the Company Disclosure Schedule lists each Company Material Contracts required to be described in, or filed as an exhibit to, any SEC Report. The Company has made available to Parent true, correct and complete copies of all Company Material Contracts.

(n) Tax Matters. Except as set forth in Section 3.1(n)(i) of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its Subsidiaries is or has been a member has timely filed all material Tax Returns required to be filed by it in the manner provided by law (taking into account all applicable extensions) and such Tax Returns are true, complete, and correct in all material respects, and all Taxes shown to be due and payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. No material amount of other Taxes are payable by the Company or any of its Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of the Balance Sheet, except for Taxes that have been adequately provided for on the Balance Sheet. Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Balance Sheet other than as a result of operations in the Ordinary Course of Business. The Company and each of its Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. There are no liens on any of the assets of the Company or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

(ii) Except as set forth in Section 3.1(n)(ii) of the Company Disclosure Schedule, Parent has been furnished by the Company and each of its Subsidiaries true, complete and correct copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by the Company and each of its Subsidiaries relating to Taxes received since December 31, 2001, and (ii) all federal and state income or franchise tax returns for the Company and each of its Subsidiaries for all periods ending on and after December 31, 2001. Except as set forth in Section 3.1(n)(ii) of the Company Disclosure

Schedule, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing consolidated returns other than a group for which the Company or FastenTech was the common parent. Neither the Company nor any of its Subsidiaries has taxable nexus with any state, local, territorial or foreign taxing jurisdiction prior to the Closing other than those for which all Tax Returns have been furnished or made available to Parent.

(iii) Except as set forth in Section 3.1(n)(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is the subject of any audit or examination with respect to Taxes, nor has any such audit been threatened (either in writing or orally). No deficiencies exist or have been asserted (either in writing or orally) with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice (either in writing or orally) that it has not filed a Tax Return or paid Taxes required to be filed or paid by it. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened (either in writing or orally) against any of its Subsidiaries or any of their assets. No material issues were raised by the relevant taxing authority during any prior period audit or examination that might reasonably be expected to recur and result in a deficiency in a taxable period other than the taxable period to which such audit or examination related. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes. The Company and each of its Subsidiaries has never participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4T(b)(2) (determined without regard to whether such transaction is a “reportable transaction” under such regulation).

(iv) Except as set forth in Section 3.1(n)(iv) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any tax sharing agreement or Tax indemnity agreement and neither the Company nor any of its Subsidiaries has assumed the Tax liability of any other person under contract. Neither the Company nor any of its Subsidiaries will be required to recognize for income tax purposes in a taxable period ending after Closing any amount of income or gain that economically accrued in a Pre-Closing Tax Period, whether as a result of the installment method of accounting, the completed contract method of accounting, the cash method of accounting, or otherwise. Neither the Company nor any of its Subsidiaries will be required in a taxable period ending after Closing to include any amount in income pursuant to Section 481 of the Code (or any comparable provision of state, local or foreign law), by reason of a change in accounting method or otherwise, as a result of actions taken prior to Closing.

(v) Neither the Company nor any of its Subsidiaries is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. Neither the Company nor any of its Subsidiaries is, and has ever been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of its Subsidiaries has entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to the Company or any of its Subsidiaries pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code)

with respect to a transaction described in Section 355 of the Code within the 3-year period ending as of the date of this Agreement. Neither the Company nor any of its Subsidiaries has participated in an international boycott as defined in Code Section 999. Neither the Company nor any of its Subsidiaries has agreed, or is required to make, any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise. Except as set forth in Section 3.1(n)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country. The Company and its Subsidiaries have complied in all material respects with all applicable reporting and record maintenance requirements of Section 6038A of the Code. Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other agreement, contract or arrangement (either in writing or orally, formally or informally) which could be treated as a partnership for federal income tax purposes. The Company and each of its Subsidiaries is in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any government to which it may be subject or which it may have claimed.

(vi) Neither the Company nor any of its Subsidiaries has any net operating losses or other tax attributes presently subject to limitation under Code Sections 382, 383, or 384, without regard to the transactions contemplated by this Agreement.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Sections 3.1(n) and 3.1(o) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Taxes.

(o) Benefit Plans. (i) The only Benefit Plans presently in effect, or pursuant to which the Company, any of its Subsidiaries or any ERISA Affiliate may have any actual or contingent liability in excess of $50,000 in the aggregate, that are or were maintained by, or contributed to by, or required to be maintained by or contributed to by the Company, any Subsidiary or any ERISA Affiliate for the benefit of employees or former employees of the Company or any Subsidiary, including any multiemployer plan as defined in Section 3(37) of ERISA, are those listed in Section 3.1(o)(i) of the Company Disclosure Schedule. A true, correct and complete copy of each Benefit Plan with respect to which the Company or any Subsidiary has or could reasonable be expected to have an annual continuing liability in excess of $50,000, and, where applicable, a summary plan description, a copy of the most recent IRS determination or opinion letter received, any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any material compliance issues in respect of any such Benefit Plan, the most recent IRS Forms 5500 and PBGC Forms 1 filed, and all material amendments, modifications or supplements to any such document with respect to each such Benefit Plan, has been made available to Parent.

(ii) Except as set forth in Section 3.1(o)(ii) of the Company Disclosure Schedule, each Benefit Plan is in compliance in all material respects with the applicable requirements of applicable law, including ERISA and the Code and has been administered in accordance with its terms.

(iii) Section 3.1(o)(iii) of the Company Disclosure Schedule contains a true, correct and complete list of (A) each Contract maintained or entered into by the Company or any of its Subsidiaries and relating to the Company Employees or other persons providing services to the Company or any of its Subsidiaries which provides for severance payments or benefits, and (B) each Contract maintained or entered into by the Company or any of its Subsidiaries with or relating to Company Employees which provides for acceleration of benefits or payments upon a change in control. Copies of each such Contract have been made available to Parent.

(iv) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code either is a prototype plan with respect to which the IRS has issued an opinion letter approving the form of such plan upon which the Company or the relevant ERISA Affiliate is entitled to rely, or has received a determination letter from the IRS that it is so qualified, and, to the Knowledge of the Company, no fact or event has occurred since the date of such opinion letter or determination letter that could reasonably be expected to adversely affect the qualified status of any such Benefit Plan.

(v) Except as disclosed in Section 3.1(o)(v) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate contributes to, or has within the past six (6) years contributed to, or has within the past six (6) years been required to contribute to, any multiemployer plan, as defined in Section 3(37) of ERISA. With respect to each multiemployer plan listed in Section 3.1(o)(i) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has incurred any material withdrawal liability, within the meaning of Section 4201 of ERISA, which has not been satisfied, nor does the Company or any ERISA Affiliate have any potential material withdrawal liability arising from a transaction described in Section 4204 of ERISA. Except as would not have a Material Adverse Effect, all required contributions, withdrawal liability payments or other payments of any type that the Company or any ERISA Affiliate has been obligated to make to any such multiemployer plan have been duly and timely made. Neither the Company nor, to the Knowledge of the Company, any ERISA Affiliate presently expects to withdraw in a complete or partial withdrawal (within the meaning of Section 4203 and 4205 of ERISA) from any multiemployer plan. Neither the Company nor, to the Knowledge of the Company, any ERISA Affiliate has received notice from the PBGC or from any such multiemployer plan to the effect that any such plan is in reorganization within the meaning of Section 4241 of ERISA so as to result in any material increase in contributions by the Company or any ERISA Affiliate under Section 4243 of ERISA or in material liability to the Company or any ERISA Affiliate.

(vi) Except as set forth in Section 3.1(o)(vi) of the Company Disclosure Schedule, all contributions to, and payments from, the Benefit Plans which may have been required to be made in accordance with the Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, or any other provision of ERISA or the Code, have been in all material respects timely made. All such contributions with respect to the period ending on the date of this Agreement either have been paid or properly accrued on the Balance Sheet.

(vii) Except as set forth in Section 3.1(o)(vii) of the Company Disclosure Schedule all Forms 5500, Benefit Plan financial statements, summary plan descriptions and summaries of material modifications with respect to the Benefit Plans required to be filed with any government agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed and are accurate and complete in all material respects.

(viii) The Company and each ERISA Affiliate have complied with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder, including with respect to any “M&A qualified beneficiaries” as defined by Treasury Regulation Section 54.4980B-9, with respect to each Benefit Plan that is, or was during any taxable year of the Company or any ERISA Affiliate for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(ix) Except as set forth in Section 3.1(o)(ix) of the Company Disclosure Schedule, there are no pending investigations by any Governmental Authority involving the Benefit Plans, no termination proceedings involving the Benefit Plans, and no pending, or to the Knowledge of the Company threatened, claims (except for claims for benefits payable in the normal operation of the Benefit Plans), suits or Proceedings against any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan which could give rise to any material liability of the Company or any Subsidiary nor, to the Knowledge of the Company, are there any facts which could give rise to any such material liability in the event of any such investigation, claim, suit or Proceeding.

(x) Except as set forth in Section 3.1(o)(x) of the Company Disclosure Schedule, as of the Effective Time, unpaid or unreimbursed claims for benefits under any self-funded Benefit Plan which is a “welfare plan” under Section 3(1) of ERISA do not exceed an amount reasonably expected to have a Material Adverse Effect and an excess loss insurance policy with a terminal liability rider is in effect with respect to the liability under each such Benefit Plan.

(xi) (A) Neither the Benefit Plans, the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries, any trusts created thereunder, nor any trustee, administrator or other fiduciary thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any thereof to the tax or penalty on prohibited transactions imposed by such Section 4975 or the sanctions imposed under Title I of ERISA; and (B) none of the Benefit Plans listed in Section 3.1(o)(i) of the Company Disclosure Schedule has been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA and the regulations thereunder), other than events with respect to which the notice requirement has been waived, with respect to any such Benefit Plans.

(xii) Except as set forth in Section 3.1(o)(xii) of the Company Disclosure Schedule, or as would not have a Material Adverse Effect, neither the Company nor any ERISA Affiliate has incurred any material liability to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to any Benefit Plan subject to Title IV of ERISA, other than for the payment of premiums, which have been paid when due. No Benefit Plan has applied for or received a waiver of the minimum funding standards imposed by Section 412 of the Code. The Company has made available to Parent the most recent actuarial report with respect to each Benefit Plan that is a defined benefit pension plan, as defined by Section 3(35) of ERISA. To the

Knowledge of the Company, no event has occurred since the date of any such actuarial report that had, or is likely to have, a Materially Adverse Effect on the ratio of plan assets to the actuarial present value of plan obligations for accumulated benefits shown in such report.

(xiii) Except as set forth in Section 3.1(o)(xiii) of the Company Disclosure Schedule, no Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar state, local or foreign law.

(xiv) Except as set forth in Section 3.1(o)(xiv) of the Company Disclosure Schedule, each Benefit Plan that is subject to Section 409A of the Code has been in all material respects operated and administered in good faith compliance with Section 409A of the Code from the period beginning December 31, 2004 through the date hereof.

(xv) Non-U.S. Benefit Plans.

(1) German Benefit Plans.

(A) Except for (A) employee benefits referenced in this Section 3.1(o), (B) employer’s contributions to mandatory benefit schemes under applicable law, (C) sick pay for a period to which any employee is entitled under mandatory law or under applicable collective agreements as listed on Section 3.1(p)(i) of the Company Disclosure Schedule or under any individual agreement the terms of which have been disclosed to Parent prior to signing of this Agreement, (D) the individual commitments and Benefit Plans set forth in the Company Disclosure Schedule together with their relevant conditions (for each beneficiary: amount of the granted benefits, amount of the granted contributions to pension funds, to insurance companies or to any other external provider, date of grant, indication of any agreed non-forfeitable rights or expectancies, indication of any agreed indexation or adjustment of pension payments), the Subsidiaries of the Company located in Germany (the “German Subsidiaries”) are under no obligation to pay, and have not agreed to pay or are not paying on a customary or voluntary basis (A) any pension (including retirement and early-retirement payments, disability pensions and pensions for surviving spouses or dependants, whether forfeitable or non-forfeitable and irrespective whether on the basis of current pension payments or on the basis of a one time capital payment) or any other retirement, death, sickness, disability or medical benefit or (B) any contributions to any pension fund, insurance company or other entity with respect to any such pension or benefit to any current or former employees or managing directors.

(B) True, correct and complete copies of any such pension plans, old-age and other benefit programs and of any other pension commitments have been made available to Parent prior to the date of this Agreement.

(C) Any such pension or other obligations of the German Subsidiaries under such commitments and plans are fully reflected on the respective Balance Sheets for the year as of September 30, 2006 in accordance with the relevant accounting principles in the highest amount possible under the applicable law. Attached to the Company

Disclosure Schedule is a copy of the latest actuarial report with respect to all pension obligations of the German Subsidiaries for the year as of September 30, 2006, which sets forth a true, correct and complete evaluation of all pension obligations of the German Subsidiaries.

(2) Other Non-U.S. Benefit Plans. Except as set forth in the Company Disclosure Schedule and exclusive of any employee benefit plans, programs, or arrangements described in Section 3.1(o)(xv)(1) above, there are no material pension, welfare, bonus, stock purchase, stock ownership, stock option, deferred compensation, incentive, severance, termination or other compensation plan or arrangement, or other employee fringe benefit plan presently maintained by, or contributed to by the Company or any of its Subsidiaries for the benefit of any employee of the Company or any of its Subsidiaries, including any such plan required to be maintained or contributed to by the law of the relevant jurisdiction, which would be described in Section 3.1(o)(i) above, but for the fact that such plans are maintained outside the jurisdiction of the United States (the “Non-U.S. Benefit Plans”). The Company has furnished or made available to Parent copies, summaries or written descriptions of each Non-U.S. Benefit Plan. Each Non-U.S. Benefit Plan has been administered and is in compliance with its terms and applicable law in all material respects. With respect to all Non-U.S. Benefit Plans, all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been timely made (except for any instances of noncompliance that would not have a Material Adverse Effect), or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has made or accrued; each Non-U.S. Benefit Plan required to be registered has been registered and maintained in good standing with applicable Governmental Authorities and is approved by any applicable tax authorities to the extent such approval is available. There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any of its Non-U.S. Benefit Plan that could result in any material liability for Company or any of its Subsidiaries or, from and after the Closing Date, any material liability for Parent.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.1(o) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Benefit Plans.

(p) Labor Matters. (i) Except as set forth in Section 3.1(p)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, collective agreement or other labor-related agreement with any labor union or labor organization with respect to Company Employees. The Company and each of its Subsidiaries are in material compliance with the terms, conditions and obligations contained in each such agreement set forth in Section 3.1(p)(i) of the Company Disclosure Schedule.

(ii) The German Subsidiaries are neither currently member of any employer’s association nor were a member of any employer’s association in the past five (5) years except as set forth in Section 3.1(p)(ii) of the Company Disclosure Schedule. Section 3.1(p)(ii) of the Company Disclosure Schedule contains a complete and correct list of all bodies of employee representatives (including supervisory boards) of the German Subsidiaries. There are no agreements stipulating a composition of these bodies which differs from the composition required by law. Except as set forth in Section 3.1(p)(ii) of the Company Disclosure Schedule, no works agreements, general works agreements, group works agreements or other agreements with bodies of employee representation apply to the German Subsidiaries and/or employees of the German Subsidiaries. True, complete and correct copies of these works agreements, general works agreements, group works agreements or other agreements with bodies of employee representation have been made available to Parent prior to the date of this Agreement. The German Subsidiaries have complied with all provisions of such applicable works agreements, general works agreements, group works agreements or other agreements with bodies of employee representation except as would not have a Material Adverse Effect. Except as set forth in Section 3.1(p)(ii) of the Company Disclosure Schedule, no company exercises (betriebliche Übungen), general agreements and/or other general labor law agreements apply to the German Subsidiaries and or employees of the German Subsidiaries.

(iii) There is no labor strike, work stoppage, work slowdown, or labor disturbance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. The Company has not experienced a labor strike, work stoppage or work slowdown at any time during the five (5) years immediately preceding the date of this Agreement.

(iv) There are no grievances, unfair labor practice complaints, or other Proceedings pending or, to the Knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any Company Employee which, if adversely determined, would, individually or in the aggregate, result in material liability to the Company or any of its Subsidiaries. Except as set forth in Section 3.1(p)(iv) of the Company Disclosure Schedule, during the five (5) years immediately preceding the date of this Agreement, the Company has not received notice of any grievance, unfair labor practice complaint, or other Proceeding pending or threatened in any forum with respect to any Company Employee. Neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that any Governmental Authority responsible for the enforcement of labor or employment laws is presently conducting an investigation of or relating to the Company or any of its Subsidiaries.

(v) The Company and its Subsidiaries are in compliance in all material respects with all applicable laws, rules and regulations relating to labor and employment practices, immigration, wages, hours, occupational health and safety, and terms and conditions of employment, and are not liable for any arrears of wages or any tax or penalty for failure to comply with any of the foregoing. Except as set forth in Section 3.1(p)(v) of the Company Disclosure Schedule, the employment of each Company Employee is terminable at will without cost or liability to the Company or its Subsidiary, except for amounts earned prior to the time of termination and other amounts not exceeding $2,000 per employee.

(vi) Section 3.1(p)(vi) of the Company Disclosure Schedule sets forth a true, complete and correct list of all current Company Employees whose total annual compensation (including any bonus) during the twelve months ended September 30, 2006 exceeded $70,000, including name, job title, credited service, hourly rate or annual base salary, annual variable compensation (listing separately target bonuses, incentive pay, or other forms of compensation), accrued vacation, and potential severance pay entitlement.

(q) Legal Proceedings. Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, as set forth in the SEC Reports filed at least three (3) Business Days prior to the date hereof or as would not result in a Material Adverse Effect, there are no Proceedings pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and, there are no Proceedings pending against or, to the Knowledge of the Company, threatened against any director, officer or employee of the Company or any of its Subsidiaries or other Person in their capacity as such for whom the Company or any of its Subsidiaries is likely to be liable. The Company is not subject to any adverse order, writ, judgment, injunction, decree or award of any court or any Governmental Authority.

(r) Environmental Matters. Except as set forth in Section 3.1(r) of the Company Disclosure Schedule or as would not result in a Material Adverse Effect on the Company:

(i) All operations of the Company, its Subsidiaries and, to the Knowledge of the Company, each of their predecessors have since the date five (5) years prior to the date hereof, been and are in full compliance with all Environmental Laws applicable to them.

(ii) The Company and its Subsidiaries have obtained and are in compliance with all Licenses and Permits required under applicable Environmental Laws with respect to the operation or conduct of the business or operation of the Real Property (the “Environmental Approvals”). Each such Environmental Approval is in full force and effect, and to the Knowledge of the Company each such Environmental Approval will remain in full force and effect after the execution, delivery and performance of this Agreement.

(iii) Neither the Company nor its Subsidiaries has caused or, to the Knowledge of the Company, arranged for any third person to cause any Release of Materials of Environmental Concern at any of the properties it currently or formerly owned, operated or leased, or at any location to which it has sent or arranged to send Materials of Environmental Concern for treatment, storage or disposal.

(iv) To the Knowledge of the Company, no Release of any Materials of Environmental Concern has occurred, or is occurring, at, on, under, from or to any property or facility currently or formerly owned, operated or leased (during the time of such ownership, operation or lease) by the Company or its Subsidiaries, or from any property or facility to which the Company or its Subsidiaries has transported or arranged for transport of Materials of Environmental Concern, and, to the Knowledge of the Company, no Materials of Environmental Concern are present in, on, under or about, or migrating to or from any such property or facility that could reasonably be expected to give rise to any liability under Environmental Law.

(v) The Company and its Subsidiaries have not received any written notice of any judicial, administrative or arbitral Proceeding pending or threatened against it under any applicable Environmental Laws, which Proceeding has not been resolved.

(vi) Neither the Company, its Subsidiaries, nor any property or facilities currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or its Subsidiaries (during the time of such ownership, operation or lease), is subject to any judgment, order or, to the Knowledge of the Company, any proposed order as a result of activities of the Company or any of its Subsidiaries under any Environmental Law.

(vii) The Company and its Subsidiaries have not received any notice or written claim from any person, including a Governmental Authority, regarding or alleging a violation or failure to comply with any term or requirement of any Environmental Law.

(viii) The Company and its Subsidiaries have not entered into any consent decree or other agreement in settlement of any alleged violation of or liability under any applicable Environmental Law, under which decree or agreement the Company or any of its Subsidiaries has any material unfulfilled obligations.

(ix) To the Knowledge of the Company, no formal action of any Governmental Authority has been taken or is in process which could subject any of such Real Property to Liens, declarations or deed restrictions pursuant to any Environmental Law on the Real Property.

(x) Neither the Company nor any of its Subsidiaries have received any written notice that it is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., or state or foreign analog statute, arising out of events, including a Release, occurring on or prior to the date hereof.

(xi) The Company and its Subsidiaries have provided Parent with copies of or access to all non-privileged material studies, reports, surveys, assessments, audits, correspondence, investigations, analysis, tests, and other documents (whether in hard copy or electronic form) prepared by or on behalf of the Company or any of its Subsidiaries within the last five (5) years in its possession or reasonable control relating to the presence or alleged presence of Materials of Environmental Concern at, on or affecting any Real Property currently or formerly owned, leased or operated by the Company or its Subsidiaries, or regarding the Company’s and its Subsidiaries’ compliance with any applicable Environmental Law. None of the privileged material studies, reports, surveys, assessments, audits, correspondence, investigations, analysis, tests, and other documents that have not been provided relates to the material presence or alleged presence of Materials of Environmental Concern at, on or affecting any Real Property currently or formerly owned, leased or operated by the Company or its Subsidiaries, or regarding the Company’s and its Subsidiaries’ compliance with any applicable Environmental Law which, in either case, has not been otherwise disclosed to Parent.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.1(r) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Materials of Environmental Concern.

(s) Financial Advisors. Except as set forth in Section 3.1(s) of the Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

(t) Insurance. Set forth in Section 3.1(t) of the Company Disclosure Schedule is a list of all policies of insurance held by, or maintained on behalf of, the Company or the Subsidiaries as of the date hereof in effect for policy periods beginning on or after January 1, 2005, indicating for each policy the carrier, the insured, the type of insurance, the amounts of coverage and the expiration date. Except as set forth in Section 3.1(t) of the Company Disclosure Schedule, all such policies are in full force and effect, all premiums due and payable thereon have been paid in full and the Company and the Subsidiaries have not received any written notice of cancellation, amendment or dispute as to coverage with respect to any such policies and such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.

(u) Product Warranty, Product Recall.

(i) All products sold by the Company or its Subsidiaries during the past three (3) years have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and none of the Company or its Subsidiaries has any Liability (and has not received written notice of any Proceeding against it giving rise to any such Liability) for replacement thereof or other damages in connection therewith, other than nonconformities, replacements or damages occurring in the Ordinary Course of Business and other than to the extent reserved on the Balance Sheet. Except as set forth in Section 3.1(u)(i) of the Company Disclosure Schedule, no products sold by the Company or its Subsidiaries and no services rendered by the Company or its Subsidiaries during the past twelve (12) months are subject to any guarantee, warranty or other indemnity beyond the applicable industry standard terms and conditions of such sale or service.

(ii) Except as set forth in Section 3.1(u)(ii) of the Company Disclosure Schedule, since December 31, 2004, no products marketed, distributed, sold or delivered by the Company or its Subsidiaries have been subject to a recall initiated by the Company or its Subsidiaries and/or as a result of a request, directive or other action by any Governmental Authority.

(v) Products Liability. There are no asserted claims or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to injuries resulting from the ownership, possession, or use of any product manufactured or sold by the Company or any of its Subsidiaries during the past five (5) years that would reasonably be expected to result in any present or future Liability in excess of $250,000 in the aggregate in any calendar year arising out of any injury to individuals or property as a result of the ownership, possession, or use of any such product.

(w) Affiliate Transactions. Except as set forth in Section 3.1(w) of the Company Disclosure Schedule, no officer or director or, to the Knowledge of the Company, any stockholder or Affiliate of the Company or its Subsidiaries, or individual related by blood, marriage or adoption to any such Person, is a party to any agreement, contract, commitment or transaction with the Company or its Subsidiaries, or has any ownership interest in any property used by the Company, other than transactions with Citigroup, Inc. or its subsidiaries on arms length terms (collectively, the “Company Affiliate Transactions”).

(x) Suppliers and Customers. Section 3.1(x) of the Company Disclosure Schedule completely and correctly sets forth a list of the top ten customers (each a “Significant Customer”) and suppliers (each a “Significant Supplier”) of the Company and its Subsidiaries by dollar volume of sales and purchases, respectively, for the fiscal year ended September 30, 2006. Since September 30, 2006, none of the Company or its Subsidiaries has received any notice from any Significant Supplier to the effect that such supplier will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company or its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Except as set forth in Section 3.1(x) of the Company Disclosure Schedule, none of the Company or its Subsidiaries has received any notice from any Significant Customer of the Company or its Subsidiaries to the effect that such customer will stop, or materially decrease the rate of, buying products of the Company or its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

(y) Government Contracts and Subcontracts. (i) Section 3.1(y)(i)(a) of the Company Disclosure Schedule lists as of the date hereof all active Contracts with Governmental Authorities (collectively, the “Government Contracts”), active subcontracts in connection with government Contracts that had or is reasonably expected to have annual aggregate payments in excess of $500,000 (collectively, the “Subcontracts”) and pending Government-related bids that had or is reasonably expected to have annual aggregate payments in excess of $500,000 (collectively, the “Government Bids”), including the name and number of the Government Contract or Subcontract and the applicable solicitation name and number for the Government Bid; the name of the other contracting party; the name of the Governmental Authority that is the customer (if different from the contracting party); for task orders and delivery orders, the name and number of the Government Contract or Subcontract (including any blanket purchase agreement) under which the order was issued or the Government Bid was submitted; the date the Government Contract or Subcontract was awarded; and the scheduled end date of the Government Contract or Subcontract, as applicable. True, accurate and complete copies of all Government Contracts, Subcontracts and Government Bids have been made available to Parent prior to the date hereof. Section 3.1(y)(i)(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Government Contract and Subcontract, each project with a firm order whereby the contractual value of work not yet performed (funded or unfunded) exceeds $100,000; the contractual value of such work not yet performed thereunder as of such date; and any dollar amounts included that are not yet funded.

(ii) With respect to each Government Contract, Subcontract, or Government Bid, (A) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has submitted any inaccurate, untruthful or misleading cost or pricing data, certification, bid, proposal, report, invoice, claim, or other information to a Governmental Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract, Subcontract, or Government Bid in violation of applicable law and (B) to the Knowledge of the Company, no cost claimed or proposed by the Company or any of its Subsidiaries pertaining to any Government Contract, Subcontract, or Government Bid is the

subject of any audit or investigation nor has any such audit or investigation been threatened. To the Knowledge of the Company, the Company and its Subsidiaries have not misused or disclosed any classified information or any records subject to the Privacy Act (5 U.S.C. § 552a).

(iii) Neither the Company nor any of its Subsidiaries nor, to the actual (and not constructive) Knowledge of the Company, any of their directors, officers, employees, consultants or agents is or has, during the past five (5) years, been under administrative, civil or criminal investigation, indictment or information by any Governmental Authority or subject to any audit or investigation by the Company or any of its Subsidiaries with respect to any alleged act or omission constituting a violation of existing law arising under or relating to any Contract with any Governmental Authority, subcontract, or government-related bid. During the past five (5) years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Government Authority with respect to any alleged act or omission constituting a violation of existing law arising under or relating to a Contract with any Governmental Authority, subcontract, or government-related bid.

(iv) Section 3.1(y)(iv) of the Company Disclosure Schedule lists each draft and final audit report received by the Seller Parties during the past five (5) years with respect to an accounting audit by any Governmental Authority of any Contract with any Governmental Authority or subcontract, or of any indirect cost, other cost or cost accounting practice of the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of each such report.

(v) The Company and each of its Subsidiaries has not been suspended or debarred from bidding on contracts or subcontracts for any Governmental Authority, nor, to the Company’s Knowledge, has any suspension or debarment action been commenced during the past three (3) years.

(vi) Except for such matters disclosed in Section 3.1(y)(vi) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has not, with respect to any Government Contracts or Subcontracts for any Governmental Authority, and within the preceding three (3) years, received a cure notice or show cause notice advising the Company or any of its Subsidiaries that it was in default or would, if it failed to take remedial action, be in default under such Contract.

(vii) Except for such matters disclosed in Section 3.1(y)(vii) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have no Contract or subcontract disputes pending before a contracting office, any agency or instrumentality of any Governmental Authority.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.1(y) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Contracts with any Governmental Authority, subcontracts in connection with any government Contracts and government-related bids.

(z) Public Grants and Allowances. Except as set forth in Section 3.1(z) of the Company Disclosure Schedule, the German Subsidiaries have not received any grants,

allowances, aid or subsidy during the last three (3) years which is repayable or which would be repayable as a result of (i) any act or failure to act by the Company or any of its Subsidiaries or (ii) the Merger.

(aa) Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that (i) Parent does not make, and has not made, any representations or warranties relating to Parent or in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement and (ii) no Person has been authorized by Parent to make any representation or warranty relating to Parent or any of its Subsidiaries, the businesses of Parent or otherwise in connection with the transactions contemplated hereby except as set forth in this Agreement and, if made, any such representation or warranty must not be relied upon as having been authorized by Parent.

3.2. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants, jointly and severally, to the Company as follows:

(a) Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

(b) Merger Sub. Merger Sub is a direct wholly-owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for liabilities incurred by Merger Sub in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement, Merger Sub has not incurred, directly or indirectly, through any of its Affiliates, any liability or engaged in any business activities of any type or kind whatsoever or entered into any agreement or arrangements with any Person. Merger Sub has no Subsidiaries.

(c) Authority; No Violations.

(i) Each of Parent and Merger Sub has all requisite corporate power and corporate authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(ii) Except as would not reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (B) subject to obtaining or making the consents, approvals, orders, permits, authorizations, registrations, declarations, notices and filings referred to in Section 3.2(c)(iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary of Parent or their respective properties or assets.

(iii) Except as would not reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement, no consent, approval, order, permit or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Parent or any Subsidiary of Parent in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the HSR Act; (B) filings required under any applicable federal, state or Foreign Antitrust Laws; (C) the applicable requirements of CFIUS under Exon-Florio; and (D) the DGCL with respect to the filing of the Certificate of Merger.

(d) Legal Proceedings. There are no Proceedings pending, or to Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree of any court or any Governmental Authority, in each case, which would or seeks to, enjoin, rescind or materially delay the transactions contemplated by this Agreement or otherwise hinder Parent from timely complying with the terms and provisions of this Agreement.

(e) Investigation. Parent acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, Parent is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Parent is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Merger as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Parent has been afforded access to the Books and Records, facilities and personnel of the Company and its Subsidiaries as requested by Parent for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company and its Subsidiaries.

(f) Disclaimer Regarding Projections. In connection with Parent’s investigation of the Company and its Subsidiaries and their business, Parent has received from the Company and its Affiliates and agents certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data of the business of the Company and its Subsidiaries. Parent acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, (ii) Parent is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (iii) Parent shall have no claim against anyone with respect to any of the foregoing. Accordingly, Parent acknowledges that neither the Company nor any of its Subsidiaries has made any representation or warranty with respect to such projections and other forecasts and plans.

(g) Board Approvals.

(i) The Board of Directors of Parent, by resolutions duly adopted, has approved the transactions contemplated by this Agreement, including the Merger. No other corporate proceedings on the part of Parent are necessary to authorize the transaction contemplated by this Agreement.

(ii) The Board of Directors of Merger Sub has duly (A) determined that this Agreement and the Merger are advisable and (B) approved this Agreement and the Merger. No other corporate proceedings on the part of Merger Sub are necessary to authorize the transactions contemplated by this Agreement other than as described in Section 3.2(h).

(h) Vote Required. Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of capital stock of Parent or Merger Sub is required to adopt this Agreement and approve the transactions contemplated hereby.

(i) Available Funds. Subject to the satisfaction by the Company of the conditions contained in Sections 6.2(a), (b), (c), (d) and (i) of this Agreement, immediately prior to the Closing, Parent and Merger Sub will have, immediately available funds necessary to consummate the Merger and the transactions contemplated by this Agreement and to pay all related fees and expenses.

(j) Financial Advisors. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than any agent, broker, investment banker, financial advisor or other firm or Person the fees and expenses of which shall be paid by Parent or the Surviving Corporation.

(k) Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that (i) the Company does not make, and has not made, any representations or warranties relating to the Company, its Subsidiaries, the business of the Company or any of its Subsidiaries or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement and, (ii) no Person has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby except as set forth in this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by the Company.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1. Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, including those actions

(a) expressly identified in Section 4.1 of the Company Disclosure Schedule, (b) in this Article IV, (d) actions with respect to the Holdco Financing identified in Section 4.1(d) of the Company Disclosure Schedule, (e) actions with respect to the Tender of the Senior Subordinated Notes identified in Section 4.1(e) of the Company Disclosure Schedule or (f) as required by a Governmental Authority or by applicable law, rule or regulation, or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably delayed or withheld)), the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the Ordinary Course of Business and shall not do any of the following:

(a)(i) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than (A) by a wholly-owned Subsidiary (provided, that the Company or one of its Subsidiaries receives such dividend or distribution) or (B) dividends required to be paid on any preferred stock of the Company’s Subsidiaries in accordance with their terms and set forth in Section 4.1 of the Company Disclosure Schedule; (ii) adjust, split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of their capital stock (except pursuant to existing agreements as disclosed in Section 3.1(m) of the Company Disclosure Schedule); (iv) grant any Person any right or option to acquire any shares of its capital stock or issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to any Benefit Plan in effect on the date hereof or pursuant to the exercise of the Company Options that are outstanding as of the date of this Agreement) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock that is binding on the Company or any Subsidiary after the Merger;

(b)(i) acquire any assets for a value in excess of $300,000 other than pursuant to the current capital expenditure budget provided to Parent; (ii) sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any Subsidiaries of the Company), with a value in excess of $300,000 other than the Merger and dispositions disclosed in the SEC Reports filed at least three (3) Business Days prior to the date hereof or publicly announced at least three (3) Business Days prior to the date hereof; or (iii) create, incur or assume any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or make any loans, advances or capital contributions to, or investments in, any other Person, in excess of $300,000, except for indebtedness for money borrowed, guarantees, loans and advances in the Ordinary Course of Business, including borrowings under the Credit Agreement;

(c) amend, modify or waive any provision of the Company Organizational Documents;

(d)(i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees except in accordance with regularly scheduled periodic increases in the Ordinary Course of Business, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing agreements, plans or policies as disclosed in Section 3.1(m) of the Company Disclosure Schedule), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend or take any action to accelerate rights under any Benefit Plans, except in each case (A) to the extent required by applicable laws, (B) for increases in salary, wages and benefits of officers or employees in the Ordinary Course of Business, (C) in conjunction with new hires, promotions or other changes in job status consistent with past practice or (D) pursuant to existing collective bargaining agreements;

(e)(i) enter into any Contract that if entered into prior to the date hereof would have been a Company Material Contract, other than in the Ordinary Course of Business, (ii) enter into any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or (iii) terminate, cancel or make any material and adverse change in any Company Material Contract;

(f) enter into, modify, terminate or renew any Contract with a labor union (including any collective bargaining agreement);

(g) mortgage or pledge any of its property or assets or subject any such property or assets to any Lien, except for Permitted Liens and Liens to be released at or prior to Closing;

(h) make any changes in accounting methods, policies, practices and procedures, other than as required by GAAP or law;

(i) institute (without the prior consent of Parent, not to be unreasonably withheld or delayed), waive, release, assign, settle or compromise any material legal Proceedings (including any Proceeding arising out of or related to this Agreement or the transactions contemplated hereby);

(j) take any action or knowingly omit to take any action that causes any Company Registered Intellectual Property or any Licenses and Permits to become invalidated, abandoned or dedicated to the public domain;

(k) sell, assign, transfer, license or sublicense any Company Intellectual Property, other than pursuant to licenses entered into in the Ordinary Course of Business;

(l) other than in the Ordinary Course of Business, enter into any Company Affiliate Transactions (without the prior consent of Parent, not to be unreasonably withheld or delayed);

(m) make, change or revoke any material election relating to Taxes; or settle or compromise any Proceeding relating to Taxes, consent to any waiver or extension of any statute of limitations with respect to Taxes or Tax Returns, or fail to pay and discharge all Taxes, assessments, and governmental charges upon or against the Company or any of its Subsidiaries or any of their properties or assets, before the same shall become delinquent and before penalties accrue thereon; or

(n) commit or agree to do any of the foregoing.

4.2. Control of Other Party’s Business. Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall be deemed to give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise and be fully responsible for, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Access; Information and Records; Confidentiality.

(a) During the period commencing on the date hereof and ending on the Closing Date, the Company shall, upon reasonable request and notice of Parent, and at Parent’s expense, afford to Parent, its counsel, accountants and other authorized representatives and advisors reasonable access during normal business hours to its properties, senior management and Books and Records, including with respect to Taxes or any applications for insurance; provided, however, that any such access shall be approved in advance by the persons identified in Section 5.1(a) of the Company Disclosure Schedule.

(b) During the period commencing on the date hereof and ending on the Closing Date, without the prior written consent of the Company (which consent shall not be unreasonably conditioned, delayed or withheld), Parent shall not contact any suppliers to, employees (except pursuant to Section 5.1(a)) or customers of, or Governmental Authorities with jurisdiction over, the Company or any of its Subsidiaries in connection with or pertaining to any subject matter of this Agreement; provided, however, Parent shall be permitted to engage in discussions with and to procure conditional, pre-closing, employment commitment letters from executives or other key employees of the Company or any of its Subsidiaries designated in advance by Parent to the Company from time to time. Parent agrees and acknowledges that the Company is entitled to participate in any such contacts.

(c) During the period commencing on the date hereof and ending on the Closing Date, without the prior written consent of the Company, Parent shall not, nor will it permit any of its counsel, financial advisors and other representatives or Affiliates to, conduct any invasive environmental sampling or testing, including of soil, sediment, groundwater or surface water or ambient air or initiate contact with any Governmental Authorities with jurisdiction over the Company in connection with or pertaining to the environmental condition or compliance of the Company.

(d) Parent and the Company will hold, and will cause their respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence in accordance with the provisions of the letter dated June 21, 2006 between the Company and Parent, the terms of which are incorporated herein by reference.

5.2. Regulatory Approvals.

(a) Each party hereto shall (i) make the filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby, as soon as practicable, but in any event no later than ten (10) Business Days following the date hereof, (ii) make the pre-merger filings (if any) required of it or any of its Affiliates under the applicable Foreign Antitrust Laws in connection with this Agreement and the transactions contemplated hereby as soon as practicable, but in any event no later than ten (10) Business Days following the date hereof, and (iii) submit a joint Exon-Florio notification to CFIUS in connection with this Agreement and the transactions contemplated hereby as soon as practicable, but in any event no later than twenty (20) days following the date hereof. The Company, Parent and Merger Sub shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other supranational, national, federal, state or local law or regulation in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any consents, permits, authorizations, approvals or waivers required to be made or which the Company and Parent mutually agree should be made.

(b) Each party hereto shall use commercially reasonable efforts to comply with any request from a Governmental Authority in connection with any regulatory filing and seek termination of the waiting period under the HSR Act and any Foreign Antitrust Laws requiring pre-closing approval of the transaction, and completion of the CFIUS review.

(c) Each party hereto shall promptly, on a priority basis, furnish to each other all information and assistance and to consult with each other with respect to the terms of any registration, undertaking, application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement reasonably requested in connection with the foregoing. Subject to applicable law, each party hereto shall promptly inform the other party of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any regulatory filings or any such transaction. Subject to applicable law, no party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party reasonable prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate. Subject to applicable law and subject to all applicable privileges (including the attorney-client privilege), the parties hereto will, promptly, on a priority basis, consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act, any other applicable Foreign Antitrust Law and

Exon-Florio. Any party may, as it deems advisable and necessary, reasonably designate any competitively or business sensitive material provided to the other parties under this Section 5.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(d) Notwithstanding any other provision of this Agreement to the contrary, Parent shall not be required to agree to any divestiture by Parent or the Company or any of their respective Subsidiaries or Affiliates of shares of capital stock or of any Material Business of Parent or its Subsidiaries or Affiliates or of the Company or any of its Subsidiaries or Affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock (assuming for purposes of determining materiality in this Section 5.2 that the transactions contemplated by this Agreement shall have been effected); provided, however, that the required actions by Parent shall include acceptance by Parent of (i) any and all divestitures of any non-Material Business and acceptance of any agreement with any Governmental Authority to hold any assets in respect of any non-Material Business of Parent or its Subsidiaries or its Affiliates or of the Company or its Subsidiaries separate and (ii) such reasonable restrictions on the conduct or structure of any business or operations of the Company required by any Governmental Authority for national security reasons to the extent that such reasonable restrictions relate exclusively to the manufacture and/or export of defense articles or defense services, which shall include any space-related articles or services controlled under the ITAR, in each case, as may be required by any applicable Governmental Authority in connection with the transactions contemplated by this Agreement and in each case to the extent that such restrictions would not reasonably be expected to have a Material Adverse Effect; provided, that Parent and Merger Sub shall have complied with their obligations under this Section 5.2. Further, in the event any Governmental Authority initiates a Proceeding before a court, agency or other tribunal of a Governmental Authority asserting jurisdiction seeking (i) to enjoin all or any material portion of the transactions contemplated by this Agreement, (ii) relief that would prevent the parties from consummating any material portion of the transaction contemplated by this Agreement or (iii) relief that would have any material impact on the terms of this Agreement, in each case, Parent shall not be required to litigate or defend any such Proceeding. For purposes of this section, “Material Business“ shall mean any business or operations of Parent or its Subsidiaries or of the Company or any of its Subsidiaries that during the latest twelve-month period generated earnings before interest, taxes, depreciation and amortization in excess of Two Million Dollars ($2,000,000), in the aggregate for all such businesses or operations.

(e) Each of the Company and Parent shall pay one-half of the applicable HSR Act filing fee and one half of any antitrust notification filing fee required in any other Foreign Antitrust Law.

(f) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, (i) to obtain, in addition to the approvals discussed in Section 5.2(a), any other consents or approvals as are necessary in connection with the consummation of the transactions contemplated hereby and (ii) to effect, in addition to filings discussed in Section 5.2(a), all registrations and filings as are necessary or desirable in connection with the consummation of the transactions contemplated hereby.

(g) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing in this Section 5.2 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has, up to the date of such termination, complied in all respects with its obligations under this Section 5.2.

5.3. Employee Benefits Matters.

(a) Employment-Related Agreements. Parent shall cause the Surviving Corporation to assume the Company’s obligations under the collective bargaining agreements set forth in Section 3.1(p)(i) of the Company Disclosure Schedule (including (i) recognizing and, as required by law, bargaining with, or continuing to recognize and, as required by law, bargain with, the current exclusive collective bargaining representatives and (ii) honoring, or continuing to honor, all current collective bargaining agreements), which obligations and agreements shall be performed in accordance with their terms.

(b) Salary and Benefits. Notwithstanding anything to the contrary herein, but subject to any modifications in the composition of the workforce of the Company or any of its Subsidiaries by reason of any restructuring or reorganization undertaken by Parent following the Effective Time, for a period of at least one year following the Closing Date or such longer term as may be required by any applicable collective bargaining agreement, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) compensate the then Company Employees at an hourly rate or annual base salary, as applicable, that is at least equal to their hourly rate or annual base salary on the date of this Agreement and (ii) provide benefits and benefit plans, programs and policies to the then Company Employees which are, in the aggregate, no less favorable than those provided by the Benefit Plans on the date hereof.

(c) Pre-Existing Limitations; Deductible; Service Credit. With respect to any Benefit Plans of Parent, the Surviving Corporation or their Affiliates in which Company Employees participate after the Effective Time and subject to any applicable collective bargaining agreements, Parent shall, or shall cause the Surviving Corporation or such Affiliates to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees, (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to participation in such Benefit Plan of Parent or its Affiliates in satisfying any applicable deductible or out-of-pocket requirements under any welfare Benefit Plan and (iii) recognize all service of Company Employees with the Company and its current and former Affiliates for all purposes (including for purposes of eligibility to participate, vesting credit, form of payment and entitlement for benefits, but not benefit accrual) in any Benefit Plan, to the same extent taken into account under a comparable Benefit Plan of the Company immediately prior to the Effective Time.

(d) No Restrictions. Nothing contained in this Agreement shall limit or restrict in any way the rights of Parent or the Surviving Corporation following the Effective

Time, or impose any liability on either of them or their officers, directors or agents, in the event they determine to undertake any merger, consolidation, reorganization or restructuring of the Surviving Corporation, including any redeployment or termination of any employees.

5.4. Fees and Expenses. Whether or not the Merger is consummated, except as otherwise provided herein, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) that if the Merger is consummated, the holders of the Company Common Stock and Company Options shall, by virtue of payments by the Escrow Agent from the Escrow Fund, pay, or cause to be paid, any and all property or transfer taxes imposed on the Company or its Subsidiaries and any real property transfer tax imposed on any holder of shares of capital stock of the Company resulting from the Merger or arising out of or incurred in connection with the Closing and the transactions contemplated hereby other than those imposed upon Parent or Merger Sub or caused by either of them to be imposed upon the Company or any of its Subsidiaries and (b) as provided in Section 5.2(e). As used in this Agreement, “Expenses“ includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation of any filing required by the HSR Act and all matters related to the transactions contemplated hereby.

5.5. Directors’ and Officers’ Indemnification and Insurance.

(a) After the Effective Time through the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former officer, director or employee of the Company and its Subsidiaries (the “D&O Indemnified Persons“), from and against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including attorneys’ fees and expenses) incurred in connection with any claim, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Person is or was an officer, director or employee of the Company or any of its Subsidiaries with respect to matters existing at or occurring prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided, however, that no D&O Indemnified Person may settle any such claim without the prior approval of Parent, such approval not to be unreasonably withheld or delayed. Each D&O Indemnified Person will be entitled to advancement of reasonable expenses incurred in the defense of any claim, action, proceeding or investigation from Parent or the Surviving Corporation within thirty (30) Business Days of receipt by Parent or the Surviving Corporation from the D&O Indemnified Person of a of a statement providing reasonable detail on (i) the nature and amount (to the extent known) of the claim which such D&O Indemnified Person believes is subject to indemnification, (ii) the known defenses available to such person against such claim and (iii) counsel proposed to be engaged by such D&O indemnified Person (which counsel is subject to approval (not to be unreasonably withheld or delayed) by the Surviving Corporation); subject to Parent’s receipt of an undertaking by or on behalf of such D&O Indemnified Person to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such D&O Indemnified Person is not entitled to be indemnified.

(b) Parent shall cause the Surviving Corporation to maintain in effect (i) in its certificate of incorporation and bylaws or the comparable documents of any successor corporation for a period of six (6) years after the Effective Time, the current provisions regarding elimination of liability of directors and indemnification of, and advancement of expenses to, officers, directors and employees contained in the certificate of incorporation and bylaws of the Company and (ii) for a period of six (6) years after the Effective Time, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Company represents that annual premiums currently paid by the Company and its Subsidiaries for such insurance are approximately $177,153.

(c) The Surviving Corporation shall honor and fulfill in all respects the indemnification obligations of the Company pursuant to indemnification agreements and employment agreements (the parties under such agreements being referred to as the “Covered Persons“) with the Company’s directors and officers existing at or before the Effective Time and identified in Section 5.5(c) of the Company Disclosure Schedule.

(d) Notwithstanding any time limit herein to the contrary, if any claim, action, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any D&O Indemnified Person on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.5 (without regard to any such time limit) shall continue in effect until the final disposition of such claim, action, proceeding or investigation.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.5.

(f) This Section 5.5 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation, the D&O Indemnified Persons and the Covered Persons, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the D&O Indemnified Persons and the Covered Persons.

5.6. Public Announcements. The Company and Parent shall use all reasonable efforts to develop a joint communications plan and each party shall use all reasonable efforts (a) to ensure that all press releases (or portions thereof) and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (b) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.7. Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any written communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated hereby, (ii) any written communication from any Governmental Authority in connection with the transactions contemplated hereby, (iii) any Proceedings known to be threatened or commenced against the Company or any of its Subsidiaries seeking equitable relief or damages in an amount equal to $200,000 or greater or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which (A) makes any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate in any material respect or (B) causes or is reasonably likely to cause any breach of its obligations under this Agreement in any material respect.

(b) Parent shall notify the Company promptly of (i) any written communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated hereby, (ii) any written communication from any Governmental Authority in connection with the transactions contemplated hereby or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which (A) makes any of the representations or warranties of Parent or Merger Sub contained in this Agreement untrue or inaccurate in any material respect or (B) causes or is reasonably likely to cause any breach of the obligations of Parent or Merger Sub under this Agreement in any material respect.

5.8. Tax Matters.

(a) The Company and each of its Subsidiaries shall prepare and timely file all Tax Returns and amendments thereto required to be filed by them on or before the Closing Date. All income, franchise and other material Tax Returns required to be filed on or before the Closing Date or within thirty (30) days thereafter shall be provided to Parent at least thirty (30) days in advance of filing for Parent’s review and approval (which shall not be unreasonably delayed or withheld). The Company and each of its Subsidiaries shall pay and discharge all Taxes, assessments and governmental charges upon or against the Company and each of its Subsidiaries or any of their properties or assets, and all liabilities at any time existing, before the same shall become delinquent and before penalties accrue thereon.

(b) Following the Closing, Parent shall prepare and timely file or cause to be prepared and timely filed all Tax Returns of the Company and the Subsidiaries required to be filed by them after the Closing Date. All such Tax Returns that relate entirely to the Pre-Closing Tax Period, and relevant excerpts of any such Tax Returns that relate only partially to a Pre-Closing Tax Period, shall be provided to the Stockholder Representative, no later than thirty (30) days prior to the applicable filing deadline, for review and approval (which shall not be unreasonably conditioned, delayed or withheld). No later than the filing deadline for any such Tax Returns (or, if later, two (2) Business Days following the final resolution of any dispute with respect to such Tax Returns), the holders of Company Common Stock and Company Options immediately prior to the Effective Time, shall, by virtue of payments by the Escrow Agent from the Escrow Fund, pay or cause to be paid to the Company the amount necessary to reimburse the Company for the portion of the Taxes allocable to a Pre-Closing Tax Period to the extent the amount so allocable exceeds the amount of any cash reserve therefor reflected in the final determination of the Closing Date Working Capital. In the event that Parent and Stockholder Representative are unable to resolve any dispute with respect to such Tax Returns, such dispute shall be submitted to the Arbiter for final determination, which shall be binding upon the parties.

(c) For purposes of this Agreement, (i) any Taxes relating to a Straddle Period that are levied on a per diem basis (“Per Diem Taxes“), shall be allocable to the Pre-Closing Tax Period in an amount equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and (ii) any Taxes, other than Per Diem Taxes, relating to a Straddle Period shall be allocable to the Pre-Closing Tax Period as if such taxable period ended as of the close of business on the Closing Date.

(d) The Company and each of its Subsidiaries shall, as of the Closing Date, terminate all tax allocation agreements or tax sharing agreements with respect to them and shall ensure that such agreements are of no further force or effect as to the Company or any of its Subsidiaries on and after the Closing Date and there shall be no further liability of the Company or any of its Subsidiaries under any such agreement.

(e) All transfer, documentary, sales, use, excise, stamp, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement, shall be paid by the Stockholder Representative when due, and the Stockholder Representative will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and related fees, and, if required by applicable law, Parent or the Surviving Corporation will join in the execution of any such Tax Returns and other documentation.

(f) Any and all refunds of Taxes received by, or credited against the Tax liability of, the Company and its Subsidiaries (to the extent in excess of any amount reflected therefor in the final determination of Closing Date Working Capital) that relate to a Pre-Closing Tax Period shall be for the account of the holders of Company Common Stock and Company Options, and Parent shall cause the Company or its Subsidiary, as applicable, to pay over to the such holders of Company Common Stock and Company Options the amount of any refund so received or credited no later than thirty (30) days following the receipt or crediting of such refund, net of any Tax liability incurred by Parent (or, for taxable periods following the Closing, by the Company or any of its Subsidiaries) by virtue of the receipt or crediting of such refund. Following the Closing, Parent shall cause the Company and its Subsidiaries to carry back to a Pre-Closing Tax Period, to the maximum extent allowed by law, all federal, state and local net operating losses of the Company and its Subsidiaries arising in a Pre-Closing Tax Period. To the extent that the carryback results in an overpayment of Taxes in a Pre-Closing Tax Period by the Company and its Subsidiaries and to the extent permissible by applicable law, Parent shall use its commercially reasonable efforts to cause the Company and its Subsidiaries to reasonably promptly apply for, obtain and pay over to the Stockholder Representative the net amount of the refund, if any, of such overpaid Taxes, including, if requested by the Stockholder Representative, refunds that may be obtained through the filing of applications for tentative carryback adjustment pursuant to Section 6411 of the Code, provided that the Stockholder Representative (with funds from sources other than the Escrow Fund) shall pay any and all fees and expenses incurred in connection with the preparation and application for such refund.

(g) Any and all refunds of Taxes received by, or credited against the Tax liability of, the Company and its Subsidiaries that relate to a Post-Closing Tax Period shall be for the account of the Parent, the Company or any of its Subsidiaries, as applicable.

(h) Following the Closing, Parent shall not, and shall cause the Company and its Subsidiaries not to, file any amended Tax Return for the Company or any of its Subsidiaries or change any tax election of the Company or any of its Subsidiaries, in each case, that relates to any Pre-Closing Tax Period of the Company or any of its Subsidiaries, that would cause an increase in the Taxes of the Company or its Subsidiaries for which the holders of Company Common Stock or Company Options or both are required to indemnify a Buyer Indemnified Person for any Pre-Closing Tax Period, without the prior written consent of the Stockholder Representative, which shall not be unreasonably delayed, conditioned or withheld.

5.9. Senior Subordinated Notes. After the date hereof, the Company and FastenTech shall use their commercially reasonable efforts to make and complete a tender offer and consent solicitation (the “Tender“) in respect to the Senior Subordinated Notes consistent with the applicable disclosure on Section 4.1 of the Company Disclosure Schedule. Following the Closing Date, Parent and the Surviving Corporation, shall commence the redemption of any and all of the Senior Subordinated Notes outstanding immediately after the Closing and shall use their commercially reasonable efforts to complete such redemption as promptly thereafter as practicable, all in accordance with the Indenture (the “Redemption“). Reasonable out-of-pocket costs and expenses up to $60,000 in the aggregate incurred by the Company (or Parent) and FastenTech in respect of the Redemption shall be for the account of the holders of the Company Common Stock and Company Options immediately prior to the Effective Time and shall be received by, and payable out of, the Escrow Fund.

5.10. Consents. The Company shall promptly request the consent of each Person set forth in Section 6.2(d) of the Company Disclosure Schedule, and shall thereafter use its commercially reasonable efforts to obtain such consents as expeditiously as possible. Each such consent shall be in form and substance reasonably satisfactory to Parent and, without Parent’s prior written consent, no such consent shall (a) impose any material adverse restrictions or obligations on the Company or any of its Subsidiaries, (b) provide for any payment to be made by the Company or any of its Subsidiaries following the Effective Time or (c) include any material adverse change to the terms of any underlying agreement or instrument with any such third party.

5.11. Cooperation; Further Assurances. The parties hereto shall cooperate fully with each other and their respective lenders, attorneys, accountants, representatives, agents, consultants and advisors in connection with any actions requested to be taken as part of their respective obligations under this Agreement and otherwise use their commercially reasonable efforts to consummate the transactions contemplated hereby and to fulfill their respective obligations hereunder. From and after the Closing Date, at the request of the other party, the Stockholder Representative shall, and cause its Affiliates to, and Parent and the Company shall, and shall cause the Company’s Affiliates to, without further consideration, execute and deliver such further agreements, documents, certificates and other instruments and take such other action as may be reasonably necessary and desirable for the implementation and consummation of the transactions contemplated by this Agreement, and otherwise use their commercially reasonable efforts to consummate the transactions contemplated hereby and to fulfill their respective obligations hereunder.

5.12. Textron; Acraline. Notwithstanding anything to the contrary contained herein, without Parent’s prior written consent which shall not be unreasonably withheld or delayed, the Company shall not, and shall cause its Subsidiaries not to, (i) enter into any agreement with Textron, Inc. or any of its Subsidiaries or Affiliates with respect to RFP # TM LS-HULL-06-004 or (ii) make any payment, enter into any compromise or settlement with respect to the promissory note due January 4, 2007, issued by Acraline Products, Inc. in the principal amount of $3 million.

5.13. Real Property.

(a) The Company shall use its commercially reasonable efforts to cause the landlords from which the Company leases Real Property set forth in Section 5.13 of the Company Disclosure Schedule to execute and deliver an estoppel certificate substantially in the form attached as Exhibit D hereto; provided, Parent and Merger Sub agree that, to the extent a lease governing such Real Property contains express provisions with respect to the matters to be set forth in a landlord estoppel certificate, an estoppel certificate conforming to such lease provisions shall be acceptable.

(b) At Parent’s request, the Company shall use its commercially reasonably efforts to cooperate with Parent so that Parent can obtain a pro forma owner’s title policy with respect to each parcel of Owned Real Property located in the U.S. by a title insurance company, including executing and delivering, at Parent’s request, customary title affidavits and any other documentation reasonably required by such title insurer to issue title insurance policies to Parent in respect of the pro forma policy, including resolutions authorizing the transactions contemplated hereby.

ARTICLE VI

CONDITIONS PRECEDENT

6.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints; Illegality. No federal, state, local or foreign law, statute, regulation, code, ordinance or decree shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 6.1(a) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 shall have been the cause of, or shall have resulted in, such order or injunction; provided, further, that the parties invoking this condition shall have used their commercially reasonable efforts to have such injunction, order or decree vacated or denied.

(b) Regulatory Clearances. Any required waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All other material filings, notifications, consents or approvals from any other Governmental Authority required under any Foreign Antitrust Law with respect to the transactions contemplated by this Agreement shall have been made or obtained, as applicable. The period of time for any applicable review process by CFIUS under Exon-Florio (including, if applicable, any investigation commenced thereunder) shall have expired or been terminated, CFIUS shall have provided a written notice to the effect that review of the transactions contemplated by this Agreement has been concluded and that a determination has been made that there are no issues of national security sufficient to warrant investigation under Exon-Florio, or the President shall have made a decision not to block the transaction.

6.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of the Company contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Officer Certificate. Parent shall have received a certificate, executed by the chief executive officer or the chief financial officer of the Company, on behalf of the Company, as to the satisfaction of the conditions set forth in Sections 6.2(a) and 6.2(b) and certifying, with respect to the Company Preferred Stock, all of the issued and outstanding shares and the names of the holders thereof and the Preferred Per Share Merger Consideration payable to each such holder of Company Preferred Stock.

(d) Consents Under Agreements. The Company shall have obtained the consent, approval or other authorization of each Person set forth in Section 6.2(d) of the Company Disclosure Schedule.

(e) Director Resignations. Parent shall have received written resignation letters from each of the members of the Board of Directors of the Company effective as of the Effective Time.

(f) Dissenting Shares. Appraisal rights shall not have been perfected pursuant to Section 262(d) of the DGCL by stockholders of the Company with respect to more than 10% of the number of shares of Company Common Stock outstanding prior to the Effective Time.

(g) Opinion of Counsel. Parent shall have received from Dechert LLP, counsel to the Company, an opinion addressed to Parent, dated the Closing Date and substantially in the form of Exhibit B hereto.

(h) Escrow Agreement. The Escrow Agreement in the form attached hereto as Exhibit C shall have been duly executed by Parent, the Escrow Agent and the Stockholder Representative.

(i) Required Company Vote. Parent shall have received evidence that this Agreement and the Merger have received the Required Company Vote.

(j) Good Standing. Parent shall have received certificates of good standing of the Company and each of its Subsidiaries in their jurisdiction of organization, certified charter documents and a certificate of the Secretary of the Company as to the incumbency of officers, the adoption of authorizing resolutions, and the Company Organizational Documents.

(k) FIRPTA Certificate. Parent shall have received a certificate of the Company, in form and substance reasonably acceptable to Parent, certifying that interests in the Company are not U.S. real property interests in compliance with Treasury Regulation Sections 1.897-2(h) and 1.1445-5(b)(4)(iii).

(l) Stock Certificates. The Company shall have delivered to Parent original evidence, such as stock certificates or similar documentation reasonably satisfactory to Parent, evidencing ownership of the Company and each of its Subsidiaries.

(m) Payoff Letters. Parent shall have received payoff letters, UCC termination statements and any other evidence of release of all Liens reasonably requested by Parent (in each case, in form and substance reasonably acceptable to it) with respect to the Credit Agreement.

(n) Tender Offer and Consent Solicitation. Parent shall have received evidence (satisfactory to Parent, in its reasonable discretion) that, as a result of the Tender, a supplemental indenture has been executed by the Company and the trustee under the Indenture providing for the deletion of Sections 4.05, 4.06, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.18 and 4.19 of the Indenture and that such sections of the Indenture will be rendered of no further force and effect immediately upon the acceptance of such tenders in accordance with the Tender.

6.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date, and the representations and warranties of Parent and Merger Sub contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub Officer Certificates. The Company shall have received a certificate executed by the chief executive officer or the chief financial officer of each of Parent and Merger Sub, on behalf of such entities, as to the satisfaction of the conditions set forth in Sections 6.3(a) and 6.3(b).

ARTICLE VII

TERMINATION AND AMENDMENT

7.1. Termination. This Agreement may only be terminated as provided in this Section 7.1. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties as follows:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either the Company or Parent, if the Effective Time shall not have occurred on or before June 15, 2007 (the “Termination Date“); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party who has failed to comply with any obligation under this Agreement and such failure has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date;

(c) By either the Company or Parent, if any Governmental Authority shall have issued an order, decree or ruling or taken or issued a public statement threatening to take any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.2 has been the primary cause of such action or inaction;

(d) By Parent, if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that the conditions contained in Section 6.2(a) would not be satisfied or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that the conditions contained in Section 6.2(b) would not be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice to the Company;

(e) By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that the conditions contained in Section 6.3(a) would not be satisfied or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that the conditions contained in Section 6.3(b) would not be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice to Parent; or

(f) By Parent, if

(i) either the chief executive officer or the chief financial officer of FastenTech fails to provide the certifications required under Section 302 or Section 906 of the Sarbanes-Oxley Act of 2002 with respect to any Annual Report on Form 10-K or Quarterly Report on Form 10-Q of FastenTech at the time such report is required to be filed under the Exchange Act.; or

(ii) if there is any restatement of FastenTech’s consolidated financial statements or any material change in FastenTech’s previously announced financial results after the date of this Agreement.

7.2. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement arising prior to such termination. The provisions of

Sections 5.2(e), 5.4 and 5.8 and this Section 7.2 and Article IX shall survive any termination of this Agreement.

7.3. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party to assert any of its rights hereunder shall not constitute a waiver of such rights, and no single or partial exercise of any right, remedy, power or privilege shall preclude any other or further exercise thereof by any party. The waiver by any party of any breach of this Agreement, or the failure of any party to require the performance or satisfaction of any term or obligation of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

ARTICLE VIII

INDEMNIFICATION; ESCROW

8.1. Survival of Representations, Warranties and Agreements. The representations and warranties and covenants (other than the covenants in this Article VIII and Sections 5.5, 5.8 and 5.11, which shall survive in accordance with their respective terms) made by the Company, Parent and Merger Sub in this Agreement (including, the representations and warranties set forth in Article III hereof and the representations and warranties set forth in any certificate delivered by the Company, Parent or Merger Sub in connection with this Agreement) shall survive the Closing and shall remain in full force and effect and shall survive until the applicable Survival Period.

8.2. Claims.

(a) Claims Against Holders of Company Common Stock and Company Options. From and after the Closing Date, Parent, Merger Sub, the Surviving Corporation, their respective Subsidiaries and each of its respective directors, officers, employees, shareholders, successors, permitted assigns, owners, agents and Affiliates (collectively, the “Buyer Indemnified Persons“) will be entitled to make a claim against the Escrow Fund, and only against the Escrow Fund, pursuant to the terms of this Article VIII, for, any loss, liability, claim, damage, fine, penalty, fee, cost or expense (including reasonable legal fees and expenses, but excluding consequential damages (other than consequential damages paid or payable to third parties), diminution in value or lost profits) (“Damages“) which are suffered or incurred by any Buyer Indemnified Person or to which any Buyer Indemnified Person may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:

(i) any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or in any certificate delivered by the Company in connection with this Agreement;

(ii) any breach of any covenant or obligation of the Company contained in this Agreement requiring performance prior to the Closing;

(iii) any and all Taxes which are imposed on the Company or any of its Subsidiaries in respect of its income, business, property or operations or for which the Company or any of its Subsidiaries may otherwise be liable (1) for the Pre-Closing Tax Period or (2) resulting by reason of the several liability of the Company or any of its Subsidiaries pursuant to Treasury Regulations section 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of the Company or any of its Subsidiaries having been a member of any consolidated, combined or unitary group on or prior to the Closing Date; or

(iv) any decrease in the Common Stock Merger Consideration in accordance with Section 2.9;

provided, however, that the maximum liability of the holders of Company Common Stock and Company Options as a group for Damages in respect of any claim or claims for indemnification under this Agreement shall not exceed the amount of the Holdback Consideration (the “Maximum Amount“); provided, further, that in no event will any Buyer Indemnified Person assert a claim pursuant to Section 8.2(a)(i), unless (i) the monetary value of all Damages suffered by the Buyer Indemnified Persons with respect to any individual matter or series of related matters exceeds Ten Thousand Dollars ($10,000) (the “Mini-Basket“) and (ii) the cumulative total of the Damages suffered by the Buyer Indemnified Persons exceeds Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Basket“, whereupon such Buyer Indemnified Person shall be entitled to make a claim for indemnity hereunder only for all Damages in excess of the Basket. Notwithstanding anything to the contrary in this Section 8.2(a), the Basket shall not apply to (A) any claims under Sections 8.2(a)(ii), 8.2 (a)(iii) and 8.2(a)(iv); (B) to the Extended Representations other than the representations and warranties of the Company in Section 3.1(r); or (C) to the representations and warranties of the Company in the second sentence of Section 3.1(k)(i).

In the case of any representation or warranty, except with respect to representations and warranties of the Company in Sections 3.1(a), 3.1(b), 3.1(i)(A), 3.1(j) and 3.1(n), that is limited by “material,” “Material Adverse Effect” or by any similar term or limitation, the occurrence of a breach or inaccuracy of such representation or warranty, as the case may be, and the amount of Damages subject to indemnification hereunder shall be determined as if “material,” “Material Adverse Effect” or such similar term or limitation were not included therein.

(b) Indemnification by Parent. From and after the Closing Date, Parent (the “Seller Indemnifying Person“) shall hold harmless and indemnify the holders of Company Common Stock and Company Options and, in the case of any entity, each of its respective directors, officers, employees, shareholders, successors, permitted assigns, owners, agents and Affiliates (collectively, the “Seller Indemnified Persons“ and, together with the Buyer Indemnified Persons, the “Indemnified Persons“) and shall hold each of them harmless from and against, and shall compensate and reimburse any Seller Indemnified Person for, any Damages which are suffered or incurred by any Seller Indemnified Person or to which any Seller Indemnified Person may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:

(i) any inaccuracy in or breach of any representation or warranty of Parent or Merger Sub contained in this Agreement or in any certificate delivered by Parent or Merger Sub in connection with this Agreement;

(ii) any breach of any covenant or obligation of Parent or Merger Sub contained in this Agreement or any covenant or obligation of the Company or the Surviving Corporation requiring performance after the Closing; or

(iii) any increase in the Common Stock Merger Consideration in accordance with Section 2.9;

provided, however, that in no event will any Seller Indemnified Person assert a claim under Section 8.2(b)(i) unless the cumulative total of the Damages suffered by the Seller Indemnified Persons exceeds the Basket, whereupon such Seller Indemnified Person shall be entitled to make a claim for indemnity hereunder for all such Damages in excess of the Mini-Basket.

(c) Third-Party Claims. The obligations and liabilities of any party hereto against which indemnification is sought hereunder with respect to claims resulting from the assertion of liability by third parties shall be subject to this Section 8.2(c).

(i) Promptly after receipt by any Indemnified Person of notice of any demand or claim or the commencement of any action, proceeding or investigation (an “Asserted Liability“) that could reasonably be expected to result in Damages, the Indemnified Person shall give notice thereof (a “Claim Notice“) to any other party obligated to provide indemnification pursuant to Section 8.2(a) or Section 8.2(b) (each such party, an “Indemnifying Person“); provided, however, that with respect to a Buyer Indemnified Person’s right to indemnity under Section 8.2(a), the Stockholder Representative shall act for the holders of Company Common Stock and Company Options. Each Claim Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary) of the Damages that have been or may be suffered by the Indemnified Person. The rights of any Indemnified Person to be indemnified hereunder shall not be adversely affected by its failure to give, or its failure to timely give, a Claim Notice with respect thereto unless, and if so, only to the extent that, the Indemnifying Person is prejudiced thereby.

(ii) The Indemnifying Person shall have the right, exercisable by written notice to the Indemnified Person within thirty (30) days of receipt of a Claim Notice from the Indemnified Person, to assume the defense of such Asserted Liability, using counsel selected by the Indemnifying Person and reasonably acceptable to the Indemnified Person (it being understood that the costs and expenses incurred by the Stockholder Representative will be reimbursed in accordance with Section 8.3). Prior to the time which the Indemnifying Party may assume the defense of any Asserted Liability, the Indemnified Party may take such actions as are reasonably necessary to preserve the ability to defend such Asserted Liability and to preserve any counterclaims. In the event the Indemnifying Person elects to assume the defense of the Asserted Liability, the Indemnifying Person shall only be liable to the Indemnified Person for legal expenses incurred by the Indemnified Person in connection with the defense thereof prior to such assumption of the defense by the Indemnifying Person. Subject to the foregoing, if the Indemnifying Person elects to compromise or defend such Asserted Liability, the Indemnified Person shall cooperate, at the expense of the Indemnifying Person, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Person elects not to defend the Asserted Liability or fails to notify the Indemnified Person of its election to defend within thirty (30) days as herein provided, the Indemnified Person may defend such Asserted Liability until a notice of election to defend is delivered. The Indemnified Person and the Indemnifying Person may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Person elects to defend any claim, the Indemnified Person shall make available to the Indemnifying Person any documents within its control reasonably requested by the Indemnifying Party and the reasonable assistance of its employees, for which the Indemnifying Person shall be obliged to reimburse the Indemnified Person the reasonable out-of-pocket expenses of making them available. If the Indemnifying Person elects not to defend any claim, the Indemnified Person shall provide to the Indemnifying Person such information concerning the Asserted Liability, and the defense thereof, as the Indemnifying Person shall reasonably request.

(iii) Notwithstanding anything contained herein to the contrary, the Indemnified Person shall be entitled to assume control of such defense and the Indemnifying Person shall pay the reasonable fees and expenses of counsel retained by the Indemnified Person and reasonably acceptable to the Indemnifying Person, if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation (provided, that in such event (x) the Indemnifying Person shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose (provided, that the fees and expenses of such separate counsel shall be borne by the Indemnifying Person) and (y) the Indemnifying Person shall be entitled to review the files and records relating to such defense upon request); (B) the Asserted Liability seeks and continues to seek an injunction or equitable relief against the Indemnified Person; (C) the Indemnifying Person failed or is failing to diligently defend such claim; (D) the settlement of, or an adverse judgment with respect to, the Asserted Liability is, in the good faith judgment of the Indemnified Person, reasonably likely to establish judicial precedent materially adverse to the continuing business interests of the Indemnified Person; or (E) the claim would reasonably give rise to Damages which are more than the amount indemnifiable by such Indemnifying Person hereunder.

(iv) Notwithstanding anything to the contrary in this Section 8.2(c), to the extent any third-party claims relate to Taxes, the following additional provisions shall apply. Any Proceeding with respect to Taxes for a period which commences prior to and includes but does not end on the Closing Date shall be controlled jointly by the Stockholder Representative, acting on behalf of the holders of Company Common Stock and Company Options, and Parent. The Stockholder Representative shall not have the right to control any Proceeding, to initiate any claim for refund, to file any amended return or to take any other action (including settling any Proceeding) if, as a result of such Proceeding, claim for refund, amended return or other action, the Taxes payable by Parent or the Company for a taxable period for which the holders of

Company Common Stock or Company Options are not obligated to indemnify the Buyer Indemnified Persons pursuant to Section 8.2(a)(iii) would be likely to be materially increased. By written notice to the Stockholder Representative, Parent shall have the right to instruct the holders of Company Common Stock or Company Options to forego a Proceeding with respect to one or more Tax items for which the holders of Company Common Stock or Company Options may be liable to indemnify the Buyer Indemnified Persons. Such notice shall constitute a waiver of the right of Buyer Indemnified Persons to indemnification only for any Taxes arising out of such item for the period or periods involved, but shall not otherwise waive any rights of the Buyer Indemnified Persons under this Article VIII.

(v) If any Indemnifying Person has assumed the defense of an Asserted Liability in accordance with the terms hereof, such Indemnifying Person shall have the right to consent to the entry of judgment with respect to or otherwise settle such Asserted Liability without the consent of the Indemnified Party if (A) the settlement involves solely monetary damages, (B) the Indemnifying Party expressly agrees in writing to the Indemnified Party that, as between the two, the Indemnifying Party is solely obligated to satisfy and discharge the Asserted Liability and (C) such judgment or settlement expressly and unconditionally releases the Indemnified Person of the Asserted Liability, without prejudice to the Indemnified Person. If the foregoing conditions are not satisfied, the Indemnifying Person shall have the right to consent to the entry of judgment with respect to or otherwise settle such Asserted Liability only upon receipt of the written consent of the Indemnified Person, which consent shall not be unreasonably withheld. If the Indemnified Person does not give such consent, the Indemnifying Party shall resume the diligent defense of the Asserted Liability. Regardless of whether the Indemnifying Party elects to assume the defense of the Asserted Liability in accordance with the terms hereof, the Indemnified Person shall not admit any liability with respect to, consent to the entry of judgment with respect to, or otherwise settle such Asserted Liability without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld.

(vi) Notwithstanding anything contained in this Agreement to the contrary, in the case of fraud or intentional misrepresentation with the intent to deceive, the limitations on indemnification (including as to duration and amount) contained herein shall not apply to any claim for indemnification by an Indemnified Person.

8.3. Escrow Arrangements.

(a) Escrow Fund. As security for the indemnity provided for in Section 8.2, Parent shall deposit or cause to be deposited with the Escrow Agent the Holdback Consideration. Immediately after the Effective Time, the Holdback Consideration will be deposited with the Exchange Agent, or another institution acceptable to Parent and the Shareholder Representative to act as escrow agent (the “Escrow Agent“), which institution shall execute an escrow agreement containing provisions substantially similar to this Section 8.3 and otherwise in form and substance as set forth in Exhibit C attached hereto (the “Escrow Agreement“), such deposit to constitute an escrow fund (the “Escrow Fund“) to be governed by the terms set forth in the Escrow Agreement.

(b) Escrow Period; Distribution upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate on the date that is three (3) years following the Closing Date (such period being the “Escrow Period“); provided, however, that the remaining amount constituting the balance of the Special Holdback Amount, after the application of such funds as provided for herein, shall be released by the Escrow Agent and paid to the Exchange Agent, to be distributed pro rata to each holder of Company Common Stock or Company Options held by such holder immediately prior to the Effective Time, upon the later of (x) the date Final Debt and Final Working Capital are determined or (y) the date of the final payment of all amounts due to any party in respect of the redemption of the Senior Subordinated Notes in accordance with Section 5.9; provided, further, that if the Special Holdback Amount is less than the amount of claims paid to or then asserted by Parent pursuant to Section 8.2(a)(iv), the remainder of the Escrow Fund shall be used to cover such shortfall. In addition, on April 30, 2008 (the “First Release Date“), Seven Million Five Hundred Thousand Dollars ($7,500,000), less any amounts paid to Parent and the amount of any Unsatisfied Claims asserted by Parent in accordance with this Article VIII since the Closing Date for matters subject to indemnification in favor of a Buyer Indemnified Person under this Article VIII, shall be delivered to the Exchange Agent to be distributed to the holders of Company Common Stock and Company Options. Thereafter, upon the two (2) year anniversary of the Closing Date (the “Second Release Date“), Seven Million Five Hundred Thousand Dollars ($7,500,000), less any amounts paid to Parent and the amount of any Unsatisfied Claims asserted by Parent in accordance with this Article VIII since the First Release Date, shall be delivered to the Exchange Agent to be distributed to the holders of Company Common Stock and Company Options, and upon the three (3) year anniversary of the Closing Date, Ten Million Dollars ($10,000,000), less any amounts paid to Parent and the amount of any Unsatisfied Claims asserted by Parent in accordance with this Article VIII since the Second Release Date shall be delivered to the Exchange Agent to be distributed to the holders of the Company Common Stock and Common Options. Notwithstanding anything herein to the contrary, the Escrow Period shall not terminate with respect to any amount of an unsatisfied claim specified in a certificate signed by an officer of Parent prior to the expiration of the applicable Survival Period (A) stating that a Buyer Indemnified Person has incurred, paid or may incur or be required to make a payment for Damages, (B) specifying in reasonable detail the individual items of Damages included in the amount so stated (to the extent known or determinable) and the nature of the misrepresentation, breach of warranty or covenant to which such item is related and (C) that Parent has a good faith belief that it is entitled to indemnification under Article VIII hereof, which is delivered to the Escrow Agent prior to termination of the Escrow Period (any such certificate including the requirements of clauses (A), (B) and (C) above, being a “Claims Notice“ and the amount of any such claim specified in a Claims Notice being an “Unsatisfied Claim“). Any amount of the Escrow Fund not subject to Unsatisfied Claims as contemplated by this Section 8.3 (the “Remaining Holdback Consideration“) shall be delivered to the Exchange Agent to be distributed to the holders of Company Common Stock and Company Options upon the termination of the Escrow Period. As soon as any such claims have been resolved, the Escrow Agent shall deliver to the Exchange Agent to be distributed to the holders of Company Common Stock and Company Options the remaining portion, if any, of the Escrow Fund not required to satisfy any Unsatisfied Claims then pending as additional Holdback Consideration. Deliveries of Holdback Consideration to the holders of Company Common Stock and Company Options pursuant to this Section 8.3(b) shall be made in proportion to their respective holdings of Company Common Stock (calculated on a fully diluted basis) at the Effective Time. Notwithstanding the foregoing, prior to any such distribution to the holders of Company Common Stock and Company Options, the Stockholder Representative shall be entitled to receive from the Escrow Fund an amount equal to any and all fees and expenses incurred by the Stockholder Representative after the Closing in connection with the performance of its duties hereunder (such fees and expenses to be evidenced by written invoices delivered to the Escrow Agent by the Stockholder Representative) that have not been previously reimbursed, and such amount shall be deducted from the amount to be distributed to such holders.

(c) Sole and Exclusive Remedy. Except as contemplated by Section 8.2(c)(vi), Parent and Merger Sub acknowledge and agree that their sole and exclusive remedy for Damages with respect to any and all claims relating to the subject matter of this Agreement shall be satisfied by distribution from the Escrow Fund in accordance with the provisions of this Section 8.3 and the Escrow Agreement.

8.4. Other Limitations.

(a) Parent and Merger Sub acknowledge and agree that except with respect to equitable remedies or in the case of fraud or intentional misrepresentation with intent to deceive, their sole and exclusive remedy for damages with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.

(b) The amount of any Damages for which relief is provided under any of Sections 8.2(a) and 8.2(b) shall be net of (i) any specific reserves (to the extent taken into account as a liability in the calculation of Final Working Capital) established on the Closing Statement with respect to the matters to which such Damages relate and (ii) any amounts actually recovered by the Indemnified Person from any unrelated third parties or under insurance policies with respect to such Damages (less any out-of-pocket expenses or costs incurred to obtain such recoveries and less any increase in premiums attributable to the incurrence of such Damages). If requested in writing by an Indemnifying Person, an Indemnified Person shall use its commercially reasonable efforts to seek recovery under insurance policies for any claim for which the Indemnifying Person has made payment in full within a reasonable amount of time after such payment by an Indemnifying Person or alternatively, may, assuming such payment in full by an Indemnifying Person and to the extent permitted under applicable law and the relevant insurance policy, grant an assignment of the right of such Indemnified Person to assert a claim under such insurance policies. In the event of such assignment, the Indemnifying Person will pursue the claim at its own expense. For the avoidance of doubt, the parties agree that the rights of an Indemnified Person to seek and collect indemnification in full from any Indemnifying Person shall not be qualified, tolled, delayed or impaired in any manner by reason of any claims that may exist in favor of the Indemnified Person against third parties or under insurance coverage. An Indemnified Person shall be under no obligation to (x) pursue any claims which it may have against third parties or (y) grant or assign any right or claim which it may have against any third party to any Indemnifying Person except as provided in Section 8.5(d). To the extent an Indemnified Person receives payments that constitute final and unconditional double recovery in respect of the same claim or series of claims from an Indemnifying Person and from a third party after first receiving payment in full by an Indemnifying Person, the Indemnified Person shall refund to the Indemnifying Person an amount up to the amount constituting the double recovery, net of all out-of-pocket costs and expenses incurred by the Indemnified Person in connection with or arising out such claim.

8.5. Environmental Matters.

(a) Environmental Investigation. In the event any Buyer Indemnified Person (or its agents, contractors, employees or others acting on its behalf) conducts Environmental Sampling (as defined below) in violation of this Section 8.5(a), they shall not be entitled to seek indemnification with respect to any environmental condition discovered as a result thereof. At any time following the Closing Date, any Buyer Indemnified Person may, after providing ten (10) day’s prior written notice to the Stockholder Representative (or any shorter period in circumstances where the Buyer Indemnified Person determines in good faith it must conduct such Environmental Sampling expeditiously), conduct, at its sole cost and expense, invasive environmental sampling or testing of soil, sediment, groundwater, surface water or ambient air (“Environmental Sampling“) under the following conditions:

(i) For the known contamination or recognized environmental conditions (as defined in the American Society of Testing & Materials Standard E-1527-05 (hereinafter a “Recognized Environmental Condition“ or “REC“)) described on Exhibit E at the Real Property listed on Exhibit E, Environmental Sampling may be conducted if and only to the extent reasonably necessary to investigate such known contamination or Recognized Environmental Condition listed on Exhibit E (or any known or unknown contamination or Recognized Environmental Condition identified in the course of Environmental Sampling permitted under this Section 8.5(a)(i)) if it presents or is reasonably likely to present a substantial endangerment to health or the environment, or otherwise result in the payment of Damages by any Buyer Indemnified Party arising from the existence, or a Release, of Materials of Environmental Concern.

(ii) For all Real Property (including the Real Property subject to Section 8.5(a)(i) above), in addition to the Environmental Sampling allowed under Section 8.5(a)(i) above, Environmental Sampling may also be conducted if: (1) required by Environmental Law; (2) required by an enforceable order, directive or demand of a Governmental Authority acting within its jurisdiction; (3) reasonably necessary to investigate conditions that pose a substantial and immediate or imminent endangerment to health or the environment; (4) reasonably necessary to defend against or otherwise respond to a claim by any third parties; (5) with respect to Leased Real Property, reasonably necessary to comply in all material respects with the requirements of the applicable lease agreement (as the environmental or other related provisions of such lease agreement are in effect as of the date hereof); or (6) required in connection with the bona fide repair of Improvements at any of the Real Property actually undertaken to the extent such Environmental Sampling is required to accomplish such repair, provided, that, for the avoidance of doubt, the indemnification of any Buyer Indemnified Persons shall not be limited with respect to Damages for environmental matters where the environmental conditions giving rise to such Damages were discovered as a result of any Buyer Indemnified Person conducting Environmental Sampling or analysis that is required by applicable Environmental Laws of any production water wells that exist and are in use on the

Closing Date at any Real Property, any wastewater discharges at any Real Property or any indoor or outdoor air at any Real Property.

(b) Remediation Standard. “Remediation Standard“ shall mean, with respect to environmental matters for which indemnity is provided herein and for which Remedial Action is required in connection with the resolution of such matter, the least stringent cleanup standard that: (i) is required under applicable Environmental Laws; (ii) complies in all material respects with any order or requirement of any applicable Governmental Authority consistent with the current property use and zoning for the property; (iii) where applicable, settles and resolves any related Asserted Liability for which the Seller Indemnifying Person is responsible under this Agreement, the resolution of which requires Remedial Action; (iv) reduces employee exposure to any Materials of Environmental Concern below applicable permissible exposure limits established by applicable Governmental Authorities; (v) with respect to Leased Real Property, satisfies the requirements in all material respects under the applicable lease agreement (as the environmental or other related provisions of such lease agreement are in effect as of the date hereof); (vi) does not unreasonably and materially interfere with continued commercial and business use, as the case may be, of the facility and its corresponding property (as such facility or property was in use on the Closing Date); and (vii) does not unreasonably expose Parent, the Surviving Corporation or any of their Subsidiaries to a risk of material liability to third parties as a result of the offsite migration of Materials of Environmental Concern. With respect to environmental matters for which indemnity is provided herein and for which Remedial Action is required in the resolution of such matters, the Remedial Action undertaken shall be to the extent necessary to achieve the Remediation Standard and each Remedial Action shall be performed using the then prevailing industry practice method of achieving such Remediation Standard. With respect to environmental matters for which indemnity is provided herein as a result of an inaccuracy in, or breach of any representation or warranty of the Company contained in Section 3.1(r) of this Agreement or in any certificate delivered by the Company in connection with Section 3.1(r) of this Agreement, in either case relating to a violation of any Environmental Law, Damages shall not include the capital cost of a new item of additional equipment or facility that is required by the applicable Governmental Authority after the Closing Date to prevent reoccurrence of the violation, even if such requirement resulted from violations prior to the Closing Date.

(c) Consultation Regarding Remedial Action. The Buyer Indemnified Persons shall conduct and control any Remedial Action and shall manage such Remedial Action in good faith and in a responsible manner. The Stockholder Representative (on behalf of the holders of Company Common Stock and Company Options) shall be entitled, at its sole cost and expense, to monitor (including observe and take split samples with respect to) the Remedial Action. Such monitoring shall include the right to receive copies of all non-confidential draft and final reports, workplans and analytical data and other documents to be submitted to Governmental Authorities (at least ten (10) days prior to such submittal) or received from Governmental Authorities (no later than ten (10) days following such receipt), the opportunity to comment on all such documents to be submitted (and all such comments shall be given due consideration by the Buyer Indemnified Persons) and, subject to any then applicable confidentiality restrictions, to attend and participate in meetings with the applicable Governmental Authorities. The Stockholder Representative, on behalf of the holders of

Company Common Stock and Company Options, shall have an opportunity to consult with the Buyer Indemnified Persons regarding the Remedial Action.

(d) Assignment. Concurrently with (i) the payment in full to a Buyer Indemnified Person of any claim for indemnity for a breach of the representations and warranties in Section 3.1(r) or (ii) delivery to a Buyer Indemnified Person of a Fully Reserved Claim Notice (as defined below), upon written request from the Stockholder Representative to the applicable Buyer Indemnified Person, such Buyer Indemnified Person agrees to assign to the Stockholder Representative, on behalf of the holders of Company Common Stock and Company Options, any and all rights to indemnity, recovery, contribution or any other action against any other Person pursuant to any agreement set forth on Exhibit F attached hereto. Concurrently with any such assignment to the Stockholder Representative, on behalf of the holders of Company Common Stock and Company Options, the holders of Company Common Stock and Company Options, shall hold harmless and indemnify the Buyer Indemnified Persons, from and against any and all Damages suffered or incurred which arise from or as a result of such assignment and as a result of cooperating as provided in the next sentence. Each Buyer Indemnified Person agrees that if a claim is asserted as contemplated by this Section 8.5, for which a Buyer Indemnified Person has provided a Claim Notice pursuant to Section 8.2(c)(i) of this Agreement to the Stockholder Representative, then such Buyer Indemnified Person shall reasonably cooperate with the Stockholder Representative, on behalf of the holders of Company Common Stock and Company Options, by providing copies of documents and access to employees in respect of such claim for indemnity, recovery, contribution or any other action against any other Person, and the applicable Buyer Indemnified Person agrees not to take or fail to take any action, to the extent permitted under the agreement to be assigned or under any law, rule, regulation, decree, written or other judicial or administrative order or directive then applicable to it, that waives or extinguishes such Buyer Indemnified Person’s right to indemnity, recovery, contribution or any other action against any other Person or other remedy available under the agreements set forth in Exhibit F prior to such assignment; provided that in no event shall a Buyer Indemnified Person be required to spend more than 100 man hours in the aggregate per calendar year toward such cooperation. For purposes of this section, a “Fully Reserved Claim Notice” is a written notice delivered by the Stockholder Representative to a Buyer Indemnified Person, with a copy to the Escrow Agent certifying that it may rely upon, and, if applicable, take action in accordance with, the Fully Reserved Claim Notice, acknowledging that the Buyer Indemnified Person is entitled to indemnification for Damages specified in a Claims Notice with respect to a breach of the representations and warranties in Section 3.1(r) and certifying that the remaining amount of the Escrow Fund is sufficient to satisfy such Damages.

(e) Forbearance. Notwithstanding anything to the contrary contained herein, with respect to an REC or Release of Materials of Environmental Concern for which a Buyer Indemnified Person is or could reasonably be expected to be responsible and for which a Buyer Indemnified Person is indemnified pursuant to this Agreement, as long as a creditworthy third party or the applicable Indemnifying Person is timely performing remediation of such REC or Release in compliance with a remediation plan approved by the applicable Governmental Authority (with respect to each factor, as determined by Parent in its reasonable discretion, including with respect to the quality or scope of such remediation), Parent and Merger Sub shall not undertake the remediation of such REC or Release for so long as such timely remediation continues to be so performed.

8.6. Stockholder Representative; Approval of Holders of Company Common Stock.

(a) The Stockholder Representative shall be constituted and appointed as agent for and on behalf of the holders of Company Common Stock and Company Options to give and receive notices and communications, to authorize distribution to Parent or any Buyer Indemnified Person of all or a portion of the Escrow Fund in satisfaction of claims by Parent or any Buyer Indemnified Person, to object to such distribution to Parent of the Escrow Fund, to agree to, negotiate, enter into settlements and compromises of, and commence and defend legal Proceedings and comply with orders of courts and awards of any Arbiters or accountants with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing and for the purpose of effecting the transactions contemplated hereby, and exercising, on behalf of all of the holders of Company Common Stock and Company Options, their rights hereunder. Such agency may be changed by the holders of the Company Common Stock and Company Options at the Effective Time, with the vote (by the holders entitled to not less than seventy-five percent (75%) of the Common Stock Merger Consideration) of the holders of Company Common Stock and Company Options to be determined by their pro rata interests in the Merger Consideration at the Effective Time upon not less than ten (10) Business Days’ prior written notice to Parent. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the holders of Company Common Stock and Company Options. The holders of Company Common Stock and Company Options shall, by virtue of funds available to the Stockholder Representative hereunder, reimburse the Stockholder Representative for all costs and expenses incurred by the Stockholder Representative in its capacity as the Stockholder Representative; provided, that such actions of the Stockholder Representative were taken in good faith.

(b) The Stockholder Representative shall have no liability whatsoever to Parent, Merger Sub, the Company or any Buyer Indemnified Person and shall have no liability to any holder of Company Common Stock or Company Options for any act done or omitted hereunder as Stockholder Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(c) The approval by the holders of the Merger by the Required Company Vote shall be deemed to be approval of the terms of the provisions of this Article VIII, including the appointment of the Stockholder Representative.

(d) A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all holders of Company Common Stock and Company Options and shall be final, binding and conclusive upon each such holder of Company Common Stock and Company Options, and Parent, Merger Sub and the Buyer Indemnified Persons may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such holder of Company Common Stock and Company Options.

8.7. Purchase Price Adjustment. All indemnification payments under this Article VIII shall be treated for tax purposes as adjustments to the purchase price payable under this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (A) on the date of delivery if delivered personally, (B) upon confirmation of transmission if delivered by facsimile, (C) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, upon confirmation of receipt, or (D) on the fifth Business Day following the date of mailing if delivered by registered or certified first-class mail (airmail, if international), return receipt requested and obtained, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent, Merger Sub or the Guarantor, to:

Doncasters Group Ltd.
28-30 Derby Road
Melbourne, Derbyshire, DE73 8FF
United Kingdom
Fax: +44 (0) 1332 864888
Attention: Eric J. Lewis

with a copy to (which shall not constitute notice hereunder):

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104-0050
Fax: +1 212 468 7900
Attention: Michael J. Hagan, Esq.

(b)	if to the Company to:

FasTech, Inc.
World Headquarters
8500 Normandale Lake Blvd.
Suite 1230
Minneapolis, MN 55437
Fax: +1 952 921 2099
Attention: Ronald B. Kalich

with a copy to (which shall not constitute notice hereunder):

Court Square Capital Partners, L.P.
399 Park Avenue, 14th Floor
New York, New York 10022
Fax: +1 212 888 2940
Attention: Charles E. Corpening II

with a copy to (which shall not constitute notice hereunder):

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Fax: +1 215 994 2222
Attention: John D. LaRocca, Esq.

(c)	If to the Stockholder Representative to:

Charles E. Corpening II
c/o Court Square Capital Partners, L.P.
399 Park Avenue
14th Floor, Zone 4
New York, NY 10022
Fax: +1 212 888 2940

with a copy to (which shall not constitute notice hereunder):

Dechert LLP Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Fax: +1 215 994 2222
Attention: John D. LaRocca, Esq.

9.2. Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

9.4. Entire Agreement. This Agreement (including any exhibits or annexes hereto, the documents referred to herein and the Company Disclosure Schedule) constitutes the entire agreement among all the parties hereto, except as provided herein, and supersedes all prior agreements, understandings, oral and written, among all the parties with respect to the subject matter hereof.

9.5. No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto (and the Surviving Corporation) or their respective successors and assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than Article VIII and Sections 5.3 and 5.5 (each of which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

9.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent may assign to any of its Affiliates as long as Parent remains liable for any continuing obligations; provided, further, that Parent or any permitted assignee may make a collateral assignment of its rights (but not obligations) under this Agreement to any lender providing financing to Parent or any permitted assignee. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.7. Amendment and Modification. This Agreement may be amended, modified and supplemented by a written instrument authorized and executed (a) by and on behalf of Parent, the Company and the Stockholder Representative at any time prior to the Closing Date with respect to any of the terms contained herein and (b) by and on behalf of Parent and the Stockholder Representative at any time after the Closing Date with respect to any of the terms contained herein.

9.8. Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity subject to the terms hereof. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal courts of the United States located in the City of New York, Borough of Manhattan, State of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement,

(b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of New York.

9.9. Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.10. Company Disclosure Schedule. Disclosures included in the Company Disclosure Schedule shall be considered to be made solely with respect to the specific corresponding Section in this Agreement and those other Sections where its application is readily apparent from the express description of such item or matter. Inclusion of any matter or item in any Section of the Company Disclosure Schedule does not imply that such matter or item would, under the provisions of this Agreement, have to be included in any other Section of the Company Disclosure Schedule or that such matter or term is otherwise material.

9.11. No Recourse to Affiliates. No recourse shall be available to the assets of any Person that is an Affiliate of a holder of Company Common Stock and Company Options, or any officer, director, agent, employee thereof or of the Company or its Subsidiaries for any obligations of the holders of Company Common Stock and Company Options pursuant to this Agreement.

9.12. Governing Law. This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of New York (without regard to its principles of conflicts of law, other than New York General Obligations Law Sections 5-1401 and 5-1402).

9.13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.14. Mutual Drafting. The parties hereto have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

9.15. Definitions. As used in this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Aggregate Exercise Price” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock subject to the Company Options (whether vested or unvested) times the sum of all exercise prices per share of Company Common Stock under such Company Options.

(c) “Benefit Plans” means, with respect to the Company and its Subsidiaries, each employee benefit plan, program, arrangement and contract (including any “employee benefit plan”, as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, profit sharing, pension, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, fringe benefit, change in control and severance plan, program, arrangement and contract), whether written or oral, whether or not subject to ERISA, in effect on the date of this Agreement, to which the Company or any of its Subsidiaries is a party, which is maintained or contributed to by the Company or its Subsidiaries and as to which the Company or any of its Subsidiaries has any current or future obligation with respect to any Company Employee, or with respect to which the Company or its Subsidiaries could incur material liability under Section 4069, 4201 or 4212(c) of ERISA.

(d) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(e) “Books and Records” means the collective reference to all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium relating to the business of the Company and its Subsidiaries.

(f) “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banks are authorized or required to close in the City of New York.

(g) “Closing Common Merger Consideration” means the Closing Merger Consideration minus the Preferred Stock Merger Consideration.

(h) “Closing Merger Consideration” means the cash amount equal to Four Hundred Ninety Two Million Dollars ($492,000,000), minus (v) Estimated Debt determined pursuant to Section 2.8, plus (w) the Positive EWC Adjustment, minus (x) the Negative EWC Adjustment, minus (y) the amount of the Holdback Consideration, minus (z) the amount of the Stockholder Representative Expense Amount.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(j) “Common Stock Merger Consideration” means the Closing Common Merger Consideration and the Holdback Consideration, the Stockholder Representative Expense Amount, in each case, subject to adjustment as contemplated hereby.

(k) “Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent on the date hereof.

(l) “Company Employees” means any current or former employee or director of the Company or any of its Subsidiaries.

(m) “Company Expenses” means Expenses of the Company and its Subsidiaries.

(n) “Company Option Plans” means collectively, the FastenTech, Inc. 2006 Stock Incentive Plan, the FastenTech, Inc. 2004 Stock Incentive Plan and the FastenTech, Inc. 2001 Stock Incentive Plan.

(o) “Company Options” means any options to purchase any shares of Company Stock.

(p) “Company Stockholders Agreement” means the Securities Holders Agreement, dated as of August 7, 2006, by and among the Company and the parties listed on the signature pages thereto.

(q) “Contract” means with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease or other binding commitment, to which such Person is a party or by which it is bound or to which any of its assets or properties is subject.

(r) “Credit Agreement” means, collectively, (i) Second Amended and Restated Credit Agreement dated as of May 1, 2003, and amended and restated as of June 30, 2004 and June 10, 2005, among FastenTech, the Lenders and LC Issuing Banks party thereto, JPMorgan Chase Bank, N.A. as the Administrative Agent, Key Bank N.A. and National City Bank, as Co-Syndication Agents, Key Bank N.A. and LaSalle Bank N.A. as Co-Documentation Agents, J.P. Morgan Securities Inc. and National City Bank, as Joint Bookrunners and Lead Arrangers, and Key Bank N.A. as Co-Arranger, and (ii) the Loan Documents (as such term is defined in the Credit Agreement described in clause (i) above).

(s) “Debt” means (i) the sum of, without duplication, (A) all indebtedness of the Company and its Subsidiaries for borrowed money, (B) all obligations of the Company and its Subsidiaries evidenced by notes, bonds, debentures or other similar instruments, (C) all obligations of the Company and its Subsidiaries as lessee or lessees under leases that have been recorded as capital leases, in accordance with GAAP, (D) all Debt of the type referred to in clauses (A) through (C) above guaranteed directly or indirectly in any manner by the Company or its Subsidiaries or in effect guaranteed directly or indirectly by the Company or its

Subsidiaries; provided, that such Debt referred under this clause (D) is of the type that would be reflected as debt on a balance sheet prepared in accordance with GAAP, (E) all indebtedness under the Senior Subordinated Notes; (F) any consent fees and any other costs and expenses of the Company and/or any of its Subsidiaries incurred in respect of the Tender to the extent unpaid at or immediately prior to Closing; (G) any prepayment penalties or premium related to the Senior Subordinated Notes, including any redemption premium, prepayment obligation, or other provision requiring payment in excess of 100% of principal and accrued interest outstanding under the Senior Subordinated Notes in respect of the Redemption; (H) the earn out payment required under Exhibit A of the Asset Purchase Agreement between Meco, Inc. (Delaware Corporation) and Meco, Inc. (Indiana Corporation) dated August 13, 2004, (I) the additional contingent consideration payment required under Exhibit A of the Asset Purchase Agreement dated as of March 1, 2004 between Gear & Broach (DE), Inc. Gear & Broach, Inc., PNHB Gear, LLC and each of the Stockholders of Gear & Broach, Inc.; (J) any sales commissions payable under the Termination Agreement dated October 11, 2005 between Acraline Products, Inc. and Mark Berube, (K) any and all non-compete payments under the Non-Competition Agreement dated December 10, 2004 between Spun Metals, Inc. and Brian L. Deakins, (L) any and all consulting fees payable under the Consulting Agreement dated August 13, 2004 between FastenTech and Russell L. Magers, (M) any and all non-compete payments under the Non-Competition Agreement dated August 13, 2004 between FastenTech and William P. Magers, (N) accrued liability on the Company’s balance sheet relating to restructuring charges to close IET’s corporate office at 4241 Olympic Blvd, Suite 200, Erlanger, Kentucky, which includes accruals for onerous leases and unpaid severance to David Salkowki and Rebecca Wimsatt; provided that in no event shall such accrued liability be in excess of $384,000, (O) any and all transfer, documentary, sales, use, excise, stamp, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement and paid by Parent, Merger Sub, the Surviving Corporation or any of their Subsidiaries, (P) all accrued but unpaid interest (or interest equivalent) to the date of determination, related to any items of Debt of the type referred to in clauses (A) through (O) above, (Q) transaction fee payable to Court Square Capital Partners, L.P. pursuant to the Advisory Fee Agreement dated February 12, 2007 and (R) Company Expenses and any employee stay or change of control bonuses payable by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby to the extent unpaid at or immediately prior to Closing, minus (ii) all cash and cash equivalents of the Company and its Subsidiaries; provided, that Debt shall not include any borrowings to finance the transactions contemplated hereby and in no event shall the penalties or premiums with respect to the Senior Subordinated Notes exceed 5.750% of the outstanding principal amount of Senior Subordinated Notes outstanding immediately after the consummation of the Tender.

(t) “dollars” or “$” means United States dollars.

(u) “Environmental Laws” means any and all laws (including common law), statutes, codes, rules, regulations, ordinances, enforceable policies, licenses, permits, consents, approvals, judgments, notices, applicable decisions, injunctions, decrees or orders of the United States, or any foreign, state, local or municipal authority, regulating, relating to or imposing liability or standards of conduct concerning (i) the condition, pollution or protection of the environment, including surface water, groundwater, air, surface or subsurface soil, wildlife habitat, natural resources or related aspects of the environment, (ii) the protection of human health and safety (as it relates to exposure to Materials of Environmental Concern) or (iii) the generation, treatment, manufacturing, use, storage, handling, recycling, presence, Release, transportation or shipment of any Materials of Environmental Concern.

(v) “ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

(w) “ERISA Affiliate” means a Person that is, or at any relevant time was, together with the Company, treated as a “single employer” under Section 414(b), 414(c) or 414(m) of the Code.

(x) “Extended Representations” means the representations and warranties of the Company in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d)(i), 3.1(h), 3.1(n), 3.1(r) and 3.1(s).

(y) “FastenTech” means FastenTech, Inc., a Delaware corporation and a wholly-owned direct Subsidiary of the Company.

(z) “Final Closing Statement” means (x) the Closing Statement if no Notice of Disagreement with respect thereto is duly and timely delivered pursuant to Section 2.9 or (y) if such a Notice of Disagreement is so delivered, the Closing Statement as agreed by the Stockholder Representative and Parent pursuant to Section 2.9 or (z) if such Notice of Disagreement is so delivered and in the absence of such agreement, the Final Closing Statement as prepared by the Arbiter pursuant to Section 2.9.

(aa) “Final Working Capital” and “Final Debt” means Closing Date Working Capital and Closing Date Debt, respectively, as shown in the Final Closing Statement.

(bb) “Fully Diluted Shares” means the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time on a fully diluted basis, including all shares of Company Common Stock subject to Company Options (whether vested or unvested), after giving effect to the exercise of Company Options.

(cc) “GAAP” means accounting principles that are generally accepted in the United States of America, the sources of which, as of the date hereof, are described in paragraph .05 of the American Institute of Certified Public Accountant’s (“AICPA”) Statement of Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, as amended, which is contained in Volume 1, AU Section 411 of the AICPA Professional Standards.

(dd) “GAAP Consistently Applied” means GAAP (A) using the same accounting methods, policies, practices, and procedures, with consistent classification, judgments, and estimation methodology, as were used by the Company in preparing the Balance Sheet and (B) not taking into account any changes in circumstances or events occurring after the close of business on the Closing Date. For the avoidance of doubt, in the event of a conflict between (i) GAAP and (ii) the accounting methods, policies, practices, and procedures, with consistent classification, judgments, and estimation methodology used by the Company in preparing the Balance Sheet, the latter shall prevail. Notwithstanding any of the foregoing, the following accounting policies are deemed GAAP Consistently Applied for the purposes of calculating Working Capital: (x) all intercompany balances are to be reconciled and eliminated and (y) with respect to accrued bonuses, (a) accrued bonuses are to be included in “current liabilities” for the calculation of Working Capital only to the extent that these have accrued in respect of the current financial year and are based on performance in the current financial year and the applicable bonus scheme rules, (b) these bonuses are to be accrued on a straight line pro rata time apportioned basis, less any related bonus payments, (c) any unpaid bonuses accrued in respect of prior financial years are not to be included in “current liabilities” and (d) these principles articulated in this clause (y) shall be applied to any accrued bonus amounts under “accrued bonus,” “other accrued liabilities” and under any other balance sheet captions.

(ee) “High Reference Amount” means $106,156,000.

(ff) “Holdback Consideration” means the cash amount equal to Twenty-Five Million Dollars ($25,000,000) plus the Special Holdback Consideration.

(gg) “Holdco Financing” means the authorization, preparation, negotiation, execution and performance of an agreement for borrowed money, notes, bonds, debentures or other similar instruments by the Company, the net proceeds of which will be used to finance dividends payable to the holders of Company Stock and to finance payment of notes issued pursuant to dividends declared prior to the date hereof, as expressly identified on Section 4.1 of the Company Disclosure Schedule and under no circumstances to involve the incurrence of any Debt in an amount in excess of $100,000,000.

(hh) “Indenture” means the Indenture for FastenTech’s 11 1/2% Senior Subordinated Notes due 2011 (the “Senior Subordinated Notes“), dated as of May 1, 2003, with BNY Midwest Trust Company, as Trustee.

(ii) “Intellectual Property” means any and all (i) patents, patent applications, utility models and utility model applications (including all provisionals, continuations, continuations in part, divisionals, extensions, patents of addition, reissues, substitutions, confirmations, registrations, revalidations, reexamination certificates, and renewals and additions of or to any of the foregoing); (ii) copyrights, copyright registrations and applications for registration of copyrights, and all renewals of the foregoing, and all rights arising under works of authorship (including computer software, whether in source or object code format, and electronic databases); (iii) trade secrets or confidential or proprietary inventions (whether or not patentable and whether or not reduced to practice), discoveries, improvements, processes, formulae, designs, product specifications, data, methods, schematics, know-how, plans, manuals and drawings, research, and other confidential or proprietary information; (iv) trademarks, service marks, trade names, domain names, logos, trade dress rights and other source indicators, and all applications and registrations related thereto, and all goodwill in the foregoing; and (v) mask works and industrial design registrations; and, in the case of each of (i) through (v), all rights of enforcement wherever existing throughout the world.

(jj) “IP Contracts” means all licenses, sublicenses, consents and other agreements (whether oral or written) (i) by which Company or its Subsidiaries is authorized by any third party to use any Intellectual Property (other than any generally commercially available off-the-shelf computer software) or (ii) by which Company or its Subsidiaries have licensed or otherwise authorized a third party to use any Intellectual Property owned by Company or its Subsidiaries.

(kk) “Knowledge” means, with respect to any Person, the actual knowledge of that Person or knowledge that would be held, or would be expected to be held, by a Person similarly situated after diligent inquiry consistent with the duties and authority of, and scope of information available to, such Person.

(ll) “Knowledge of Parent” means, with respect to any matter in question, the knowledge of those individuals listed in Section 9.15(ll) of the Company Disclosure Schedule.

(mm) “Knowledge of the Company” means, with respect to any matter in question, the Knowledge of those individuals listed in Section 9.15(mm) of the Company Disclosure Schedule.

(nn) “Licenses and Permits” means all licenses, permits, exemptions, orders, consents, franchises, certificates, approvals and other authorizations that are required by Governmental Authorities to conduct the business of the Company and its Subsidiaries as it is presently conducted.

(oo) “Low Reference Amount” means $105,956,000.

(pp) “Material Adverse Effect” means, any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (1) the business, financial condition (whether on a balance sheet basis or with respect to off-balance sheet items) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any failure by the Companies or its Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement; or (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to, resulting from or relating to (i) the announcement or pendency of the transactions contemplated by this Agreement (including any reduction in revenues or earnings, any disruption in supplier, distributor, partner, customer or similar relationships or any loss of employees); (ii) any adverse conditions affecting generally the industries in which the Company and its Subsidiaries or their customers operate, declines in any securities market or segment thereof, general national, international or regional economic or financial conditions, or any outbreaks of hostilities or terrorism or escalation thereof, in any jurisdiction in which the Company or its Subsidiaries operate, in each case, which does not disproportionately affect the Company and its Subsidiaries; (iii) earthquakes or similar catastrophes; (iv) compliance with the terms of, or the taking of any action required by or consented to by Parent or Merger Sub pursuant to, this Agreement; or (v) changes in GAAP, or in the authoritative interpretations thereof or in regulatory or interpretive guidance related thereto or (2) the ability of the Company to consummate the transactions contemplated hereby or perform their respective obligations hereunder.

(qq) “Materials of Environmental Concern” means (i) any hazardous or dangerous material, chemical, substance or waste, including those which are defined or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “radioactive,” “toxic substance” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity by any Governmental Authority pursuant to any Environmental Laws; (ii) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or fuel additives, (iii) natural gas, synthetic gas, and any mixtures thereof; and (iv) polychlorinated biphenyls, urea-formaldehyde insulation, and asbestos.

(rr) “Merger Consideration” means the Closing Merger Consideration, the Holdback Consideration and the Stockholder Representative Expense Amount, subject to adjustment as contemplated hereby.

(ss) “Negative EWC Adjustment” means the amount by which the Low Reference Amount exceeds Estimated Working Capital as determined pursuant to Section 2.8.

(tt) “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the Person in question.

(uu) “Per Share Adjustment Consideration” means the amount obtained by dividing (i) the Final Adjustment Amount (to the extent of a net increase in the Merger Consideration under Section 2.9(d)) by (ii) the Fully Diluted Shares.

(vv) “Per Share Closing Common Merger Consideration” means the amount obtained by dividing (i) the Closing Common Merger Consideration plus the Aggregate Exercise Price by (ii) the Fully Diluted Shares.

(ww) “Per Share Holdback Consideration” means the amount obtained by dividing (i) the Holdback Consideration by (ii) the Fully Diluted Shares.

(xx) “Per Share Merger Consideration” means with respect to the Company Common Stock and Company Options, the sum of the Per Share Closing Common Merger Consideration, the Per Share Holdback Consideration and the Per Share Stockholder Representative Expense Amount, in each case subject to adjustment as contemplated hereby, and with respect to the Company Preferred Stock, the Preferred Per Share Merger Consideration.

(yy) “Per Share Stockholder Expense Amount” means the amount obtained by dividing (i) the Stockholder Representative Expense Amount by (ii) the Fully Diluted Shares.

(zz) “Permitted Liens” means, collectively, (i) Liens for Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the SEC Reports, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, processor’s, landlord’s, carrier’s, maritime, materialmen’s or other like Liens, including all statutory Liens, in each case, arising or incurred in the Ordinary Course of Business, (iii) Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings and for which provision for the payment of such Liens has been reflected in the SEC Reports, (iv) Liens (A) incurred or deposits made in the Ordinary Course of Business to secure the performance of bids, tenders, statutory obligations, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and (B) securing surety, indemnity, performance, appeal and release bonds, (v) any minor imperfection of title, easements, encroachments, covenants, rights of way, defects, irregularities or encumbrances on title or similar Lien which does not and would not reasonably be expected to impair or interfere in any material respect the operations of the business of the Company or its Subsidiaries, (vi) licenses, leases and subleases of property and assets in the Ordinary Course of Business, (vii) customary rights of set-off, revocation, refund or chargeback, (viii) Liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder, (ix) any Liens incurred pursuant to equipment leases in the Ordinary Course of Business which do not, individually or in the aggregate, exceed $300,000 in annual payments, (x) Liens incurred pursuant to actions of Parent or its Affiliates; and (xiv) Liens disclosed in Section 9.15(zz) of the Company Disclosure Schedule.

(aaa) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

(bbb) “Positive EWC Adjustment” means the amount by which Estimated Working Capital exceeds the High Reference Amount as determined pursuant to Section 2.8.

(ccc) “Post-Closing Tax Period” includes any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

(ddd) “Pre-Closing Tax Period” includes any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on or before the Closing Date.

(eee) “Preferred Per Share Merger Consideration” means, with respect to each share of Company Preferred Stock, an amount equal to $10.00 per share plus the aggregate accrued but unpaid dividends on such share.

(fff) “Preferred Stock Merger Consideration” means for all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, an aggregate amount equal to the sum of (i) $10.00 multiplied by the number of shares of Company Preferred Stock then outstanding, plus (ii) the aggregate accrued but unpaid dividends on all shares of Company Preferred Stock then outstanding as determined in accordance with the Company’s Certificate of Incorporation.

(ggg) “Proceeding” means any action, suit, dispute, litigation, hearing, claim, demand, arbitration, charge, complaint, investigation, audit, examination, indictment or other civil, criminal, administrative or investigative proceeding by or before any Governmental Authority in effect, at law or in equity.

(hhh) “Release” means any release, spill, or leak, pumping, pouring, placing, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the environment, whether intentional or unintentional, negligent or non-negligent, sudden or non-sudden, accidental or non-accidental.

(iii) “Remedial Action” means any action reasonably necessary to (i) investigate, contain, reduce exposure to, clean up, remove, treat or handle in any other way Materials of Environmental Concern that have been Released; (ii) assess, restore or reclaim the environment or natural resources with respect to such Release(s) of Materials of Environmental Concern; or (iii) perform remedial investigations, feasibility studies, response actions, remedial actions, corrective actions, closures and post-remedial or post-closure studies, investigations, operations and maintenance, or monitoring, required with respect to such Release(s) of Materials of Environmental Concern.

(jjj) “Special Holdback Amount” means an amount equal to Five Million Dollars ($5,000,000).

(kkk) “Stockholder Representative Expense Amount” means the cash amount equal to $1,500,000.

(lll) “Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

(mmm) “Subsidiary” means any corporation, limited liability company, partnership, joint venture, trust, association, organization or other entity in which a Person directly or indirectly owns 50% or more of the aggregate voting stock. For purposes of this definition, “voting stock” means stock or other interests that ordinarily has voting power for the election of directors or managers.

(nnn) “Survival Periods” means the survival periods described on Schedule B hereof.

(ooo) “Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including, but not limited to, federal income taxes, state income taxes and German trade taxes), payroll and employee withholding taxes, unemployment insurance taxes and contributions, social security taxes and contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, interest, royalty and dividend withholding taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, worker’s compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Company is required to pay, withhold or collect.

(ppp) “Tax Return” means all reports, estimates, declarations of estimated Tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, any amendment thereof, and any information returns or reports with respect to backup withholding and other payments to third parties.

(qqq) “the other party” means, (i) with respect to the Company, Parent and (ii) with respect to Parent, the Company.

(rrr) “Working Capital” (a) means an amount equal to all “current assets” minus all “current liabilities,” in each case as such “current assets” and “current liabilities” are accrued and reflected on the books and records of the Company and its Subsidiaries in accordance with GAAP Consistently Applied; provided, however, that “current assets” shall not include cash and cash equivalents or any deferred tax assets of the Company and its Subsidiaries and “current liabilities” shall not include current maturities of Debt or interest accrued in respect of Debt or income taxes payable or any deferred tax liabilities of the Company and its Subsidiaries and (b) shall in any event be calculated consistent with the formula set forth on Schedule A hereof.

9.16. Guarantee by the Guarantor. The Guarantor hereby guarantees the performance in full by Parent and Merger Sub of all of Parent’s and Merger Sub’s obligations, covenants, warranties and representations hereunder (subject to the terms, conditions and limitations set forth herein) as fully as if made by the Guarantor; and the Company or the Stockholder Representative may enforce the Guarantor’s obligations without first (A) suing Parent or Merger Sub, (B) joining Parent or Merger Sub in any suit against the Guarantor, (C) enforcing any rights and remedies against Parent or Merger Sub or (D) otherwise pursuing or asserting any claims or rights against Parent or Merger Sub or any of their respective property, in the event of a breach of Parent’s or Merger Sub’s obligations, covenants or warranties and representations. The Guarantor’s responsibility shall not be discharged, released, diminished, or impaired in whole or in part by (a) any setoff, counterclaim, defense, act or occurrence which the Guarantor may have against the Company or any of its Subsidiaries as a result or arising out of this or any other transaction, (b) the amendment, modification, waiver or alteration of this Agreement, with or without the knowledge or consent of the Guarantor, or (c) the inaccuracy of any of the representations and warranties of the Company and its Subsidiaries under the Agreement, other than in the case of fraud or intentional misrepresentation with intent to deceive.

Each of the limitations, conditions and qualifications on and with respect to the obligations of the Parent and Merger Sub hereunder shall apply with equal force and effect to the obligations of the Guarantor in respect of this Guarantee.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, the Guarantor, the Company and the Stockholder Representative have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized, all as of the day and year first above written.

DUNDEE HOLDING, INC.

By:	/s/ Charles R. Rountree
Name:	Charles R. Rountree
Title:	Vice President & Secretary

DUNDEE MERGERCO, INC.

By:	/s/ Charles R. Rountree
Name:	Charles R. Rountree
Title:	Treasurer & Secretary

DONCASTERS GROUP LTD. (solely with respect to Section 9.16)

By:	/s/ Michael J. Schurch
Name:	Michael J. Schurch
Title:	Chief Financial Officer

FASTECH, INC.

By:	/s/ Ronald B. Kalich
Name:	Ronald B. Kalich
Title:	President & CEO

CHARLES E. CORPENING II

/s/ Charles E. Corpening